UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________________

Form 6-K

__________________________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULES 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 30, 2004

Commission file number: 1-14616

__________________________________________________

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

Avda. Presidente Eduardo Frei Montalva Nro.1380 - Renca

(Santiago de Chile, Santiago)

(56 2) 687-7000

__________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F Form -40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes No

If " Yes " is marked, indicate below the file number assigned to the registrant in Connection with rule 12g3-2 ( b ) : 82-------------

This report consists of an English translation of the original Spanish language version of a Chilean filing of a report on the Supermercados Unimarc S.A. financial Statements as of and for the nine months ended September 30, 2004, as filed with the Chilean Superintendency of Securities and Insurance.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Supermercados Unimarc S.A.

Date: November 15, 2004 By: Victor Cantillano Vergara Principal Financial Officer

ASSETS
		mm	dd	yr	mm	dd	yr
		09	30	2004	09	30	2003
ASSETS	NOTE NUMBER	CURRENT			PREVIOUS
5.11.00.00 TOTAL CURRENT ASSETS		22,843,690			24,843,597
5.11.10.10 Available		1,428,903			316,862
5.11.10.20 Time deposits					244,203
5.11.10.30 Negotiable securities (net)
5.11.10.40 Debtors from sales (net)	5	1,383,256			1,245,291
5.11.10.50 Notes receivable (net)	5	1,659,451			2,647,889
5.11.10.60 Sundry debtors (net)	5	885,152			224,742
5.11.10.70 Related companies bills receivable and debtors	6	5,883,774			7,216,266
5.11.10.80 Inventories (net)	7	10,386,617			11,604,621
5.11.10.90 Recoverable taxes		233,574			386,425
5.11.20.10 Prepaid expenses	28	859,854			874,968
5.11.20.20 Deferred taxes
5.11.20.30 Other current assets	9	123,109			82,330
5.11.20.40 Leasing contracts (net)
5.11.20.50 Assets for leasing (net)
5.12.00.00 TOTAL FIXED ASSETS	10	127,737,781			140,448,051
5.12.10.00 Land	10	39,233,509			40,690,217
5.12.20.00 Constructions and infrastructure works	10	54,837,072			62,442,373
5.12.30.00 Machinery and equipment	10	23,368,312			22,544,294
5.12.40.00 Other fixed assets	10	35,936,403			37,320,658
5.12.50.00 Higher value due to technical revaluation of fixed assets
5.12.60.00 Depreciation (less)	10	(25,637,515)			(22,549,491)
5.13.00.00 TOTAL OTHER ASSETS		23,948,947			23,550,182
5.13.10.10 Investments in related companies		749
5.13.10.20 Investments in other companies
5.13.10.30 Lower value of investments	12	14,459,144			15,722,344
5.13.10.40 Higher value of investments (less)	12	(35,577)			(39,881)
5.13.10.50 Long-term debtors	5	521,657			584,651
5.13.10.60 Long-term related companies bills receivable and debtors
5.13.10.65 Long-term deferred taxes	8	7,600,037			5,468,294
5.13.10.70 Intangible		10,582			11,281
5.13.10.80 Amortization (less)
5.13.10.90 Other	13	1,392,355			1,803,493
5.13.20.10 Long-term leasing contracts (net)
5.10.00.00 TOTAL ASSETS		174,530,418			188,841,830
LIABILITIES
		mm	dd	yr	mm	dd	yr
		09	30	2004	09	30	2003
LIABILITIES	NOTE NUMBER	CURRENT			PREVIOUS
5.21.00.00 TOTAL CURRENT LIABILITIES		39,423,748			42,189,644
5.21.10.10 Short-term bank and financial institutions obligations	14	5,219,914			6,388,776
5.21.10.20 Long-term-short-term portion bank and financial institutions obligations	14	3,842,441			3,390,399
5.21.10.30 Obligations with the public (Promissory notes)
5.21.10.40 Obligations with the public-short-term portion (bonds)
5.21.10.50 Long-term obligations with maturity within one year
5.21.10.60 Payable dividends
5.21.10.70 Accounts payable	27	18,486,082			25,362,492
5.21.10.80 Notes payable		158,512			178,422
5.21.10.90 Sundry creditors	29	1,524,591			1,053,329
5.21.20.10 A related company notes and accounts payable	6	7,944,670			3,708,190
5.21.20.20 Provisions	16	827,281			632,601
5.21.20.30 Withholdings		643,790			372,813
5.21.20.40 Income tax					69,594
5.21.20.50 Income received in advance	17	732,639			805,855
5.21.20.60 Deferred taxes	8	43,828			225,557
5.21.20.70 Other current liabilities					1,616
5.22.00.00 TOTAL LONG-TERM LIABILITIES		39,385,740			43,860,909
5.22.10.00 Bank and financial institutions obligations	15	15,677,256			20,070,380
5.22.20.00 Long-term obligations with the public (bonds)
5.22.30.00 Long-term notes payable		992,352
5.22.40.00 Long-term sundry creditors	29	1,827,328			2,465,891
5.22.50.00 Long-term related companies note and account payable	6	18,148,754			17,496,830
5.22.60.00 Long-term provisions
5.22.70.00 Other long-term liabilities
5.22.80.00 Others long-term liabilities	17	2,740,050			3,827,808
5.23.00.00 MINORITY INTEREST	18	16,774			21,941
5.24.00.00 TOTAL EQUITY		95,704,156			102,769,336
5.24.10.00 Paid-in capital	19	56,432,718			56,767,962
5.24.20.00 Capital revaluation reserves	19	1,072,222			681,216
5.24.30.00 Share premium	19	29,413,058			29,384,537
5.24.40.00 Other reserves	19	(4,176,308)			(943,147)
5.24.50.00 Retained earnings (addition of codes 5.24.51.00 to 5.24.56.00)	19	12,962,466			16,878,768
5.24.51.00 Reserves for future dividends
5.24.52.00 Retained earnings	19	17,242,977			21,552,153
5.24.53.00 Accumulated losses (less)
5.24.54.00 Profits (losses) of the period	19	(4,280,511)			(4,673,385)
5.24.55.00 Interim dividend (less)
5.24.56.00 Development period accumulated deficit
5.20.00.00 TOTAL LIABILITIES		174,530,418			188,841,830
INCOME STATEMENT
		mm	dd	yr	mm	dd	yr
		09	30	2004	09	30	2003
INCOME STATEMENT	NOTE NUMBER	CURRENT			PREVIOUS
5.31.11.00 OPERATING PROFIT OR LOSS		(3,525,078)			(2,733,152)
5.31.11.10 TRADING MARGIN		19,234,725			21,582,854
5.31.11.11 Trading income		87,782,221			96,557,219
5.31.11.12 Operating cost (less)		(68,547,496)			(74,974,365)
5.31.11.20 Administration and sales expenses (less)		(22,759,803)			(24,316,006)
5.31.12.00 NON-TRADING INCOME		(1,901,804)			(2,957,596)
5.31.12.10 Financial income		206,935			63,947
5.31.12.20 Related companies investments profits
5.31.12.30 Other non-trading income	20	2,887,026			1,049,732
5.31.12.40 Related companies investments losses (less)		(453)			(1,562)
5.31.12.50 Amortization lower value of the investment (less)	12	(958,809)			(1,790,573)
5.31.12.60 Financial expenses (less)		(2,499,119)			(2,408,043)
5.31.12.70 Other non-operating expenses (less)	20	(1,141,186)			(230,192)
5.31.12.80 Price-level restatement	21	(171,382)			153,109
5.31.12.90 Exchange rate differences	22	(224,816)			205,986
5.31.10.00 Profit before income tax and extraordinary items		(5,426,882)			(5,690,748)
5.31.20.00 Income tax	8	1,137,723			184,094
5.31.30.00 Extraordinary items
5.31.40.00 Profit (loss) before deduction of minority interest		(4,289,159)			(5,506,654)
5.31.50.00 Minority interest		5,391			6,492
5.31.00.00 NET PROFIT (LOSS)		(4,283,768)			(5,500,162)
5.32.00.00 Amortization of higher value of investments	12	3,257			826,777
5.30.00.00 PROFIT (LOSS) OF THE BUSINESS YEAR		(4,280,511)			(4,673,385)

CASH FLOW STATEMENT - DIRECT
		mm	dd	yr	mm	dd	yr
		09	30	2004	09	30	2003
CASH FLOW STATEMENT - DIRECT	NOTE NUMBER	CURRENT			PREVIOUS
5.41.11.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION		(3,917,571)			(3,012,644)
5.41.11.10 Collection from debtors from sales		105,256,159			115,726,193
5.41.11.20 Financial income received		264,467			54,815
5.41.11.30 Dividends and other distributions received
5.41.11.40 Other income received		2,466,985			271,853
5.41.11.50 Payments to suppliers and personnel (less)		(107,425,543)			(116,297,469)
5.41.11.60 Paid interest (less)		(2,262,939)			(2,278,056)
5.41.11.70 Paid income tax (less)		(327,833)			(12,533)
5.41.11.80 Other paid expenses (less)		(1,101,379)			(68,645)
5.41.11.90 Paid Value Added Tax and other similar (less)		(787,488)			(408,802)
5.41.12.00 NET FLOW ORIGINATED BY FINANCING ACTIVITIES		1,930,152			878,797
5.41.12.05 Placement of cash shares
5.41.12.10 Loans obtained		10,159,136			6,197,155
5.41.12.15 Obligations with the public
5.41.12.20 Loans verified by documentary evidence with related companies
5.41.12.25 Other loans obtained from related companies		4,394,862			6,022,335
5.41.12.30 Other sources of financing					(20,304)
5.41.12.35 Payment of Dividends (less)
5.41.12.40 Distribution of capital (less)
5.41.12.45 Payment of loans (less)		(12,592,955)			(11,153,483)
5.41.12.50 Payment of obligations with the public (less)		(30,891)			(166,906)
5.41.12.55 Payment of loans verified by document evidence of related Co. (less)
5.41.12.60 Payment of other loans of related companies (less)
5.41.12.65 Payment of expenses due to issuance and placing of shares (less)
5.41.12.70 Payment of expenses due to issuance and placing of obligation with public (less)
5.41.12.75 Other disbursement due to financing (less)
5.41.13.00 NET FLOW ORIGINATED BY INVESTMENT ACTIVITIES		2,420,243			810,909
5.41.13.05 Sale of Fixed Assets		2,777,563			5,031,884
5.41.13.10 Sale of permanent investments					729,031
5.41.13.15 Sale other investments
5.41.13.20 Collection of loans verified by documentary evidence to related Co.
5.41.13.25 Collection of other loans to related companies
5.41.13.30 Other investment income					3,419,978
5.41.13.35 Addition of fixed assets (less)		(337,290)			(158,260)
5.41.13.40 Payment of capitalized interest (less)
5.41.13.45 Permanent investments (less)		(20,030)			(8,184,982)
5.41.13.50 Investments on financial instruments (less)
5.41.13.55 Loans verified by documentary evidence to related companies (less)
5.41.13.60 Other loans to related companies (less)
5.41.13.65 Other investment disbursements (less)					(26,742)
5.41.10.00 TOTAL NET FLOW OF THE PERIOD		432,824			(1,322,938)
5.41.20.00 EFFECT OF THE INFLATION OVER CASH AND CASH EQUIVALENT		(19,210)			(2,833)
5.41.00.00 CASH AND CASH EQUIVALENT NET VARIATION		413,614			(1,325,771)
5.42.00.00 CASH AND CASH EQUIVALENT OPENING BALANCE		1,015,289			1,886,836
5.40.00.00 CASH AND CASH EQUIVALENT CLOSING BALANCE		1,428,903			561,065
FLOW - RESULT CONCILIATION
		mm	dd	yr	mm	dd	yr
		09	30	2004	09	30	2003
FLOW - RESULT CONCILIATION	NOTE NUMBER	CURRENT			PREVIOUS
5.50.10.00 Profits (loss) of the period		(4,280,511)			(4,673,385)
5.50.20.00 Profit or loss from disposal of assets		534,307			(551,814)
5.50.20.10 (Profits) Loss from disposal of fixed assets		(508,555)			84,977
5.50.20.20 Profits on investments sale (less)					(636,791)
5.50.20.30 Loss on investments sale
5.50.20.40 (Profits) Loss on other assets sale		1,042,862
5.50.30.00 Charges (credits) to profit or loss that do not represent cash flow		2,727,059			3,947,932
5.50.30.05 Depreciation of the period		3,376,979			4,526,921
5.50.30.10 Amortization of intangible
5.50.30.15 Penalties and provisions		(1,118,214)			(958,295)
5.50.30.20 Profits accrued from investments in Related Companies (less)
5.50.30.25 Loss accrued on investments in related companies		453			1,562
5.50.30.30 Amortization of lower value of investment		958,809			1,790,573
5.50.30.35 Amortization of higher value of investments (less)		(3,257)			(826,777)
5.50.30.40 Net Price-Level restatement		171,382			(153,109)
5.50.30.45 Net exchange rate gains/losses		224,816			(205,986)
5.50.30.50 Other credits to profit or loss that do not represent cash flow (less)		(929,689)			(226,957)
5.50.30.55 Other charges to results that do not represent cash flow		45,780
5.50.40.00 Variation of Assets that do affect cash flow (increases) decreases		32,232			(2,112,517)
5.50.40.10 Debtors from sales		(611,512)			(216,142)
5.50.40.20 Inventories		1,420,075			(1,145,666)
5.50.40.30 Other assets		(776,331)			(750,709)
5.50.50.00 Liabilities variations that do affect cash flow increases (diminishes)		(2,925,267)			383,634
5.50.50.10 Accounts payable related to operating results		(3,004,922)			835,582
5.50.50.20 Payable interest
5.50.50.30 Payable income tax (net)		(158,897)			74,347
5.50.50.40 Other accounts payable related with non-trading income		247,225			(270,014)
5.50.50.50 Payable V.A.T. And other similar (net)		(8,673)			(256,281)
5.50.60.00 Minority Interest Profits (loss)		(5,391)			(6,494)
5.50.00.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION		(3,917,571)			(3,012,644)

01. REGISTRATION WITH THE SECURITIES REGISTER

On April 12, 1993, the Chilean Superintendencia de Valores y Seguros, Superintendency of Securities and Insurance, registered the Company Supermercados Unimarc S.A., under Nro.447. In this way the Company be subjected to the control of this Superintendency.
02. ACCOUNTING CRITERIA APPLIED

(a) Accounting Period

The financial statements of the Parent Company and its subsidiaries cover the nine-months comprised between January 01 and September 30, 2004 and 2003.

(b) Bases of Preparation

These consolidated financial statements have been prepared according to the accounting principles generally accepted by the Colegio de Contadores de Chile A.G., Association of Chilean Accountants. They also take into consideration the regulations and directions instructed by the Superintendency of Securities and Insurance. Should any discrepancies occur, the regulations instructed by the Superintendency would prevail over the former ones.

(c) Bases of Presentation

For comparative purposes, the financial statements as of September 30, 2003 are presented updated by 1.6%. Additionally, for an appropriate comparison, some figures of such financial statements have been reclassified.

(d) Bases of Consolidation

These consolidated financial statements include the assets, liabilities, profit or loss and cash flow of the Parent Company and its subsidiaries. Besides, the balances, the inter-companies transactions and their effects over profits or loss have been eliminated and the participation of the minority shareholders has been acknowledged.

(e) Price-level Restatement

These financial statements are presented corrected of the inflationary effects. To this effect, the regulations about monetary correction were applied according to the generally accepted accounting principles in Chile. For this purpose, the non-monetary assets and liabilities, the equity and the profit and loss accounts are shown in corrected currency at September 30, 2004. Estimations were made using the consumer price index informed by the Instituto Nacional de Estadisticas, National Institute of Statistics, namely 1,2% and 1,9% for the periods ended on September 30, 2004 and 2003 respectively. Additionally, the monetary assets and liabilities that have been determined in U.F. (Indexed Unit) or foreign currency have been updated at the closing exchange rate of each accounting period.

The result of this process is included in the profits or loss of the accounting period and its breakdown is shown in note 21.

(f) Bases of Conversion

The assets and liabilities in foreign currency and index units, existing as of September 30, 2004 and 2003 are shown valued in domestic currency, according to the following rates of exchange in force at the end of each accounting period:

	2004	2003
	(Chilean Pesos)
Unidad de Fomento	17,190.78	16,946.03
U.S. Dollar	608.90	660.97
Argentinean Peso	204.192	227.294

(g) Inventories

Due to their high turnover, the inventories of products to be sold in the supermarkets are shown valued at their average purchase cost. The amounts so estimated do not exceed the corresponding net realizable value.

The inventories of frozen products coming from the affiliate Interagro Comercio y Ganado S.A. are shown at their average cost of production, which do not exceed their market value at the end of each period.

(h) Estimation of bad debt

In order to cover potential bad debt accounts receivable, the companies have set a provision over all those balances assessed as unrecoverable. As of September 30, 2004 and 2003 the provisions for debtors from sales and notes receivable for a total amount of ThCh$802,033, and ThCh$406,431, respectively have been determined.

(i) Fixed Assets

The fixed assets are shown at their acquisition cost, corrected for price level restatement. The financial costs attributable to the construction of the fixed assets are part of the fixed asset value.

According to the Chilean generally accepted accounting principles, the Company has evaluated the recoverability of the value of its fixed assets according to the provisions indicated in the Technical Bulletin Nro.33 of the Colegio de Contadores de Chile A.G..

As a result of this evaluation no adjustments that affect the accounting values of these assets have been determined.

(j) Depreciation of fixed assets

Depreciation has been calculated by the linear method, considering the years of useful life estimated for the different groups of assets, according to the following:

Buildings:	60 years
Machinery & equipment:	3 - 20 years
Furniture, supplies & facilities:	10 years

(k) Assets under lease

The assets under leasing are shown under the other assets item, according to their current value, considering the specific conditions of each contract. The Company is not the legal owner of such assets therefore, therefore as long as the purchase option is not exercised, the Company may not freely dispose of these assets.

(l) Investments in related companies

As of September 30, 2004 and 2003, the investments kept in foreign subsidiaries were valued according to the provisions indicated in the Technical Bulletin No. 64 of the Colegio de Contadores de Chile A.G., regarding the excess valuation of foreign investments, considering their valuation as a subsidiary controlled in the source currency. The translation difference when comparing the investment adjusted by the domestic inflation, with the participation of the investors over the equity of the subsidiary, translated to the closing rate of exchange, is shown in the equity under the Other Reserves item.

Supermercados Unimarc has performed an analysis of the book value of its investments in Argentina. This analysis is supported in the existence of negative circumstances in the economies in the region. The analysis consisted in evaluating both the recoverability of the fixed assets and the lower and higher value recorded by the investor, in accordance with Chilean generally accepted accounting principles.

The recoverability analysis said companies' fixed assets was carried out bearing in mind that when there is evidence that a company's operations shall not yield on a permanent basis sufficient income to cover all of its costs, including the depreciation of the fixed assets taken in the aggregate, and when the book value of said assets exceeds their realization value, these values must be reduced to recoverable amounts, charged against the results other than from operation.

The result of this analysis determined that adjustments that affect the accounting values of the fixed assets of the Company are not required.

The investments in domestic related companies, are presented valued as per the method of proportional equity value of the investment, recognizing in the results the proportional profit or loss accrued by the issuing Company.

As from year 1998, and according to the provisions indicated in the circular letter Nro.1358 issued by the Chilean Superintendencia de Valores y Seguros, the lower and higher values generated by the acquisition of new investments are amortized in a term of 20 years.

(m) Deferred Tax and Income Tax

The income tax is entered in the books based on the net income after tax and the amount taxable, determined according to the regulations set forth under the Income Tax Law.

Deferred taxes are acknowledged according to the provisions indicated in the Technical Bulletin Nro.60 of the Colegio de Contadores de Chile A.G. and to the circular letter Nro. 1466 of the Superintendencia de Valores y Seguros.

The Company acknowledges assets and liabilities due to deferred taxes that consider the future appraisal of the tax effects attributable to differences between the book values of assets and liabilities and their tax values. Additionally, the Company acknowledges an asset due to deferred taxes of the future tax credit of tax losses.

The calculation of the assets and liabilities due to deferred taxes has been based on the tax rate, which according to the in force tax legislation, should be applied in the year when the assets and liabilities due to deferred taxes are going to be realized or settled. The future effects of the changes in the tax laws or in the tax rates are acknowledged in the deferred taxes as from the date when the Law that approves such changes is published. The total amount of the assets due to deferred taxes is reduced, if it is necessary, by the total sum of any tax credit which based on the available evidence, the expectations indicate it will not be realized.

(n) Income from operation

The Company's incomes are formed by the sale of consumer goods and services, which are recorded at their net value of the taxes imposed on them.

(o) Cash flow statements

The cash flow statements included herein have been prepared according to the direct method. All those short-term investments made as part of the normal administration of the cash surplus have been considered as cash and cash equivalent.

All those transactions related to its line of business, namely, the purchase, sale, and handling of items to be dealt at supermarkets have been classified as activities of the operation.

(p) Concession contract of Supermercados Hipermarc S.A.

The concession contract subscribed by the Argentine filial Supermercados Hipermarc S.A. has been given the treatment of liabilities non monetary, according to the instructions imparted by the Superintendency of Securities and Insurance. Consequently to it, and to conservative politicians of the administration of the society, it remembered to make a provision on said liabilities, qualified of eventual contingent.
02. ACCOUNTING CRITERIA APPLIED (Cont.) Companies included in the consolidation
		Percentage of Participation
Taxpayer	Company Name	09-30-2004			09-30-2003
Number		Direct	Indirect	Total	Total
79.960.220-2	Compania Comercializadora Nacional Ltda.	9.0000	91.0000	100.0000	100.0000
88.486.800-9	Interagro, Comercio y Ganado S.A.	0.0000	100.0000	100.0000	100.0000
86.360.500-8	Administradora de Supermercados S.A.	0.0000	99.9360	99.9360	99.9360
87.678.200-6	Comercial Supermercados Santiago S.A.	0.0000	99.0000	99.0000	99.0000
96.629.940-1	Transportes Santa Maria S.A.	0.0000	98.0000	98.0000	98.0000
87.678.100-K	Comercial Unimarc S.A.	0.0000	100.0000	100.0000	100.0000
87.678.300-2	Comercial Supermercados Rancagua S.A.	0.0000	100.0000	100.0000	9.9000
O-E	Supermercados Hipermarc S.A.	0.0000	99.9990	99.9990	99.9990
79.785.340-2	Unimarc Organizacion y Servicios S.A.	99.9549	0.0000	99.9549	99.9549
96.800.910-9	Publicidad y Promociones Unimarc S.A.	0.0000	100.0000	100.0000	100.0000
96.799.180-5	Inmobiliaria de Supermercados S.A.	0.0000	99.9990	99.9990	99.9990
96.785.510-3	Inmobiliaria y Constructora S.A.	0.0000	0.0000	0.0000	51.0800
88.627.400-9	Unimarc Abastecimientos S.A.	0.3300	99.6700	100.0000	100.0000

03. ACCOUNTING CHANGES

During the nine-months period comprised between January 1 and September 30, 2004, there have been the following changes in the application of accounting principles when is compared with the previous period.

Depreciation of fixed assets

In agreement with the nature of the assets, antiquity, operational conditions, and current state of them, has been proceeded to a change in the countable estimate, in the life useful residual technique of a group of fixed assets, Machinery's and Equipment's, what is translated in a smaller charge to the results of this exercise by an amount of ThCh$701,415.

To the date of closing of these financial states, other countable changes don't exist.

04. NEGOTIABLE SECURITIES

As of September 30, 2004 and 2003, the Company does not evidence any securities traded at the Stock Exchange and others considered temporary in nature.
Composition of the Balance
INSTRUMENTS	BOOK VALUE
	09-30-2004	09-30-2003

Shares	0	0
Bonds	0	0
Quotas in mutual funds	0	0
Quotas in investment funds	0	0
Promissory Notes of Public Offer	0	0
Mortgage Bills of Exchange	0	0

Total Negotiable Securities	0	0

05. Short and Long Term Debtors Short and Long Term Debtors

	CURRENT							LONG TERM
ITEM	Up to 90 days		Over 90 days until 1 year		Subtotal	Total Current (Net)
	09-30-2004	09-30-2003	09-30-2004	09-30-2003		09-30-2004	09-30-2003	09-30-2004	09-30-2003
Debtors from sales	1,572,803	1,245,291	0	0	1,572,803	1,383,256	1,245,291	0	0
Estimation of bad debt					189,5547
Notes receivable	2,271,938	3,031,228	0	0	2,271,938	1,659,451	2,647,889	0	0
Estimation of bad debt					612,487
Sundry debtors	885,152	224,742			885,152	885,152	224,742	521,657	584,651
						Total long-term Debtors		521,657	584,651

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

In this item, balances, transactions and effects on results between related companies appear under the following conditions:

  The balances reflected in the short term are charged or paid as appropriate.

  The current accounts among related companies do not generate charges or interest and do not have stipulated readjustment clause.

  The balances of current accounts with related companies that do not consolidate in Supermercados Unimarc S.A. holding are kept in UF. (Indexed Unit), therefore this is the method of index.

  The balances reflected in the long term have a maturity date in the second semester of year 2008 in accounts receivable and payable. In related leasing the maturity date is year 2025.

The breakdown is the following:
Notes and Accounts Receivable
Taxpayer Number	COMPANY	SHORT-TERM		LONG-TERM
		09-30-2004	09-30-2003	09-30-2004	09-30-2003
88.541.600-4	Inversiones Errazuriz Ltda.	5,875,618	4,703,983	0	0
0-E	Multideal	679	390	0	0
96.822.650-9	Vinedos Errazuriz Ltda.	0	0	0	0
79.780.600-5	Cidef Comercial	0	0	0	0
96.680.010-0	Mercantil Cidef S.A.	0	2,510,188	0	0
0-E	Capillitas	0	1,705	0	0
94.510.000-1	Renta Nacional Cia Seguros General S.A.	5,791	0	0	0
96.923.970-1	Corporacion de Inversiones Cidef S.A.	0	0	0	0
65.229.660-2	OTIC	1,686	0	0	0
TOTALS		5,883,774	7,216,266	0	0

Notes and Accounts Receivable
Taxpayer Number	COMPANY	SHORT-TERM		LONG-TERM
		09-30-2004	09-30-2003	09-30-2004	09-30-2003
94.510.000-1	Renta Nacional Cia. Seguros Grales S.A.	0	2,526	0	0
94.716.000-1	Renta Nacional Cia. Seguros de Vida S.A.	275,855	420,032	17,277,813	17,496,830
0-E	Unitrade Interamericana	33,525	38,163	0	0
0-E	Puerta Grande	113,389	58,095	0	0
88.163.300-0	Inversiones Culenar S.A.	2,434,222	2,148,213	0	0
79.809.460-2	Inmobiliaria y Constructora Nacional S.A.	5,087,679	0	0	0
0-E	Compania Tauro S.A.	0	885,940	870,941	0
96.591.240-1	Gafonac S.A.	0	3,007	0	0
0-E	Cidef Argentina	0	152,214	0	0
96.509.820-8	United Marketing And Sales S.A.	0	0	0	0
TOTALS		7.944.670	3,708,190	18,148,754	17,496,830

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	09-30-2004		09-30-2003
				AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Agricola Paredones S.A.	96.630.320-4	Comm. Adm.	Curr. Acct. Receivable	6,880	0	107,598	0
Agricola Pichilemu Ltda.	78.776.810-5	Comm. Adm.	Curr. Acct. Payable	110,108	0	1,062,209	0
Alimentos Nacionales S.A.	96.587.510-7	Shareholder	Debtors from sales	138,136	116,080	79,791	67,619
Cidef Comercial S.A.	79.780.600-5	Comm. Adm.	Curr. Acct. Receivable	11,077,994	0	3,442,701	0
	79.780.600-5	Comm. Adm.	Curr. Acct. Payable	2,644,455	0	119,847	0
	79.780.600-5	Comm. Adm.	Invoices payable	149,710	(125,807)	21,867	0
Comercial Cidef S.A.	96.622.770-2	Comm. Adm.	Debtors from sales	8,411	7,068	0	0
Corporacion de Inv. y Des. Financiero Cidef S.A.	96.923.970-1	Comm. Adm.	Curr. Acct. Payable	200	0	119,143	0
	96.923.970-1	Comm. Adm.	Invoices payable	0	0	108,034	91,555
	96.923.970-1	Comm. Adm.	Curr. Acct. Receivable	6,405,000	0	3,320,523	0
Esparragos de Valdivia S.A.	79.838.780-4	Comm. Adm.	Curr. Acct. Payable	0	0	138,199	0
Fruticola Nacional S.A.	79.804.350-1	Shareholder	Debtors from sales	206,531	173,555	202,075	0
	79.804.350-1	Shareholder	Curr. Acct. Receivable	6,452	0	1,483,240	0
Gafonac Ltda.	78.776.710-9	Comm. Adm.	Curr. Acct. Receivable	61,330	0	1,947,631	0
	78.776.710-9	Comm. Adm.	Debtors from sales	477,695	401,424	236,254	0
	78.776.710-9	Comm. Adm.	Curr. Acct. Payable	529,531	0	398,731	0
Gafonac S.A.	96.591.240-1	Comm. Adm.	Curr. Acct. Payable	25,519,164	0	4,003,488	0
	96.591.240-1	Comm. Adm.	Curr. Acct. Receivable	22,864,767	0	1,982,070	0
Impresos Loma Blanca S.A.	96.574.110-0	Comm. Adm.	Invoices payable	257,853	(216,683)	47,130	0
Inmobiliaria y Constructora Nacional S.A.	79.809.460-2	Comm. Adm.	Curr. Acct. Receivable	1,838,545	0	766,458	0
Infonac S.A.	96.524.230-9	Comm. Adm.	Curr. Acct. Receivable	6,211	0	500,239	0
	96.524.230-9	Comm. Adm.	Curr. Acct. Payable	149,700	0	0	0
Inmobiliaria y Constructora Nacional S.A.	79.809.460-2	Comm. Adm.	Curr. Acct. Payable	9,047,321	0	241,809	0
Interagro Comercio y Ganado S.A.	88.486.800-9	Affiliate	Debtors from sales	106,868	89,805	186,933	0
	88.486.800-9	Affiliate	Curr. Acct. Payable	310,905	0	3,134,943	0
	88.486.800-9	Affiliate	Curr. Acct. Receivable	1,761,299	0	1,543,950	0
Inversiones Culenar S.A.	88.163.300-0	Comm.Adm.	Curr. Acct. Payable	452,327	0	276,540	0
Inversiones Errazuriz Ltda.	88.541.600-4	Comm. Adm.	Curr. Acct. Receivable	36,241,609	0	25,547,790	0
	88.541.600-4	Comm. Adm.	Curr. Acct. Payable	21,383,329	0	24,609,731	30,098
06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
				09-30-2004		09-30-2003
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Inversiones Financieras S.A.	79.902.880-8	Comm. Adm.	Curr. Acct. Receivable	3,789,650	0	1,634,954	0
Inversiones Pozo Almonte S.A.	96.542.240-4	Shareholder	Curr. Acct. Payable	3,037,953	0	620,892	688
Mercantil Cidef S.A.	96.680.010-0	Comm. Adm.	Curr. Acct. Payable	135,255	0	216,040	0
Puerta Grande S.A.	0-E	Comm. Adm.	Curr. Acct. Payable	113,389	0	58,095	0
Renta Nacional Cia. Seguros de Vida S.A.	94.716.000-1	Shareholder	Curr. Acct. Payable	1,153,735	0	18,434,899	0
	94.716.000-1	Shareholder	Curr. Acct. Receivable	181,069	0	0	0
Salmones de Chile S.A.	96.914.410-7	Comm. Adm.	Curr. Acct. Receivable	1,137,086	0	0	0
	96.914.410-7	Comm. Adm.	Curr. Acct. Payable	4,690,379	0	17,278	2,355
Salmones y Pesquera Nacional S.A.	96.850.700-1	Comm. Adm.	Curr. Acct. Receivable	905,898	0	70,805	0
	96.850.700-1	Comm. Adm.	Curr. Acct. Payable	429,743	0	386,563	0
Sociedad Contractual Minera Cosayach I Region	96.630.310-7	Comm. Adm.	Curr. Acct. Payable	41,526	0	291,235	0
Sociedad Agricola Las Cruces S.A.	78.791.770-4	Comm. Adm.	Curr. Acct. Payable	106,758	0	99,915	0
	78.791.770-4	Comm. Adm.	Curr. Acct. Receivable	855,673	0	789,218	0
Sociedad Contractual Minera Cosayach I Region	96.630.310-7	Comm. Adm.	Curr. Acct. Receivable	30,815	0	178,000	0
Sociedad Inversiones Financieras Ltda.	79.902.880-8	Comm. Adm.	Curr. Acct. Payable	1,714,406	0	12,515	0
Compania Tauro S.A.	0-E	Comm. Adm.	Curr. Acct. Payable	0	0	885,940	0
UMS S.A.	96.509.820-8	Comm. Adm.	Curr. Acct. Receivable	43,499,041	0	26,643,778	0
	96.509.820-8	Comm. Adm.	Curr. Acct. Payable	29,128,431	0	17,202,568	0
	96.509.820-8	Comm. Adm.	Invoices payable	19,232,308	(16,161,603)	11,875,690	0
Unitrade Interamericana S.A.	0-E	Comm. Adm.	Curr. Acct. Payable	33,525	0	38,163	0
Vinedos Errazuriz Ovalle S.A.	96.822.650-9	Comm. Adm.	Curr. Acct. Receivable	443,032	0	417,369	0
	96.822.650-9	Comm. Adm.	Debtors from sales	39,152	32,901	307,164	260,308
	96.822.650-9	Comm. Adm.	Curr. Acct. Payable	177,037	0	2,440,282	0
Renta Nacional Cia.Seguros Generales S.A.	94.510.000-1	Comm. Adm.	Curr. Acct. Receivable	3,732	0	0	0
Servicios Generales S.A.	96.913.160-9	Comm. Adm.	Curr. Acct. Receivable	297,280	0	0	0
06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
				09-30-2004		09-30-2003
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Inversiones Pozo Almonte S.A.	96.542.240-4	Comm. Adm.	Curr. Acct. Receivable	1,299,836	0	0	0
Pesquera Bahia Coronel S.A.	96.657.460-7	Comm. Adm.	Curr. Acct. Receivable	827,442	0	119,228	0
Servicios Generales S.A.	96.913.160-9	Comm. Adm.	Curr. Acct. Payable	718,152	0	0	0
Supermercados Hipermac S.A.	64.874.443-9	Comm. Adm.	Curr. Acct. Receivable	0	0	0	0
Servicios Integrales S.A.	88.461.600-K	Comm. Adm.	Curr. Acct. Receivable	0	0	0	0
Administradora y Servicios Unimarc S.A.	96.798.240-7	Comm. Adm.	Curr. Acct. Receivable	0	0	0	0
Administradora de Recursos S.A.	96.799.480-4	Comm. Adm.	Curr. Acct. Receivable	0	0	0	0
Empresa de Gestion y Administracion S.A.	96.898.490-K	Comm. Adm.	Curr. Acct. Receivable	0	0	0	0
Servicios Integrales S.A.	88.461.600-K	Comm. Adm.	Curr. Acct. Payable	0	0	0	0
Administradora de Recursos S.A.	96.799.480-4	Comm. Adm.	Curr. Acct. payable	0	0	0	0
Gafonac S.A.	96.591.240-1	Comm. Adm.	Invoices payable	518,028	(435,318)	00	0
Fruticola Viluco S.A.	78.724.830-6	Comm. Adm.	Invoices payable	272,951	(229,371)	0	0
Emp. de Gestion y Administracion S.A.	96.898.490-K	Comm. Adm.	Curr. Acct. payable	0	0	0	0
Servicios Integrales S.A.	88.461.600-K	Comm. Adm.	Invoices payable	0	0	0	0
Interagro S.A.	88.486.800-9	Comm. Adm.	Invoices payable	1,736,256	(1,459,039)	421,517	357,217
Administradora de Recursos S.A.	96.799.480-4	Comm. Adm.	Invoices payable	0	0	0	0
Impresos Loma Blanca S.A.	96.574.110-0	Comm. Adm.	Curr. Acct. payable	63,701	0	196,615	0
Inmob.y Constructora Nacional S.A.	79.809.460-2	Comm. Adm.	Sales of Fixed Assets	0	0	0	0
Inversiones Culenar S.A.	88.163.300-0	Comm. Adm.	Curr. Acct. Receivable	187,300	0	0	0
Holding S.A.	94.827.000-5	Comm. Adm.	Curr. Acct. Receivable	294,414	0	0	0
	94.827.000-5	Comm. Adm.	Debtors from sales	64,308	54,040	0	0
United Marketing And Sales S.A.	96.509.820-8	Comm. Adm.	Debtors from sales	294,566	247,534	0	0
Industria Forestal Nacional S.A.	96.524.230-9	Comm. Adm.	Debtors from sales	143,250	120,378	0	0
Servicios Generales S.A.	96.913.160-9	Comm. Adm.	Debtors from sales	156,416	131,442	0	0
Fruticola Nacional S.A.	79.804.350-1	Accionista	Curr. Acct. Payable	376,289	0	91,524	0
Pesquera Bahia Coronel S.A.	96.657.460-7	Comm. Adm.	Curr. Acct. Payable	940,835	0	114,148	0
Soc.Agricola Las Cruces S.A.	78.791.770-4	Accionista	Invoices payable	188,871	(158,715)	0	0
Interagro S.A.	88.486.800-9	Comm. Adm.	Invoices payable	0	0	0	0
Lechera la Esperanza S.A.	96.980.220-1	Comm. Adm.	Invoices payable	307,683	(258,557)	0	0
Adm y Servicios Rancagua S.A.	96.879.010-2	Comm. Adm.	Curr. Acct. Receivable	196,915	0	0	0

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions (Cont.)

Servicios Multifuncionales S.A.	96.879.070-6	Comm. Adm.	Curr. Acct. Receivable	176,168	0	0	0
Adm y Servicios Part Time S.A	96.879.090-0	Comm. Adm.	Curr. Acct. Receivable	175,767	0	0	0
Fruticola Viluco S.A.	78.724.830-6	Comm. Adm.	Debtors from sales	101,667	85,434	0	0
Pesquera Bahia Coronel S.A.	96.657.460-7	Comm. Adm.	Debtors from sales	179,201	150,589	0	0
Adm y Servicios Rancagua S.A	96.879.010-2	Comm. Adm.	Curr. Acct. Payable	398,588	0	0	0
Servicios Multifuncionales S.A.	96.879.070-6	Comm. Adm.	Curr. Acct. Payable	360,845	0	0	0
Adm y Serv Part Time SA	96.879.090-0	Comm. Adm.	Curr. Acct. Payable	305,598	0	0	0
Ganadera y Forestal Nacional S.A.	78.776.710-9	Comm. Adm.	Invoices payables	127,096	(106,804)	99,823	0
Agricola Pichilemu S.A.	78.776.810-5	Comm. Adm.	Invoices payables	171,997	(144,535)	82,050	69,534
		Comm. Adm.	Curr. Acct. Receivable	0	0	185,403	0
Impresos Loma Blanca S.A.	96.574.110-1	Comm. Adm.	Curr. Acct. Receivable	0	0	63,568	0
Inconac S.A.	79.809-460-2	Comm. Adm.	Invoices payables	0	0	317,133	0
Adm Mutuos Mi Casa S.A.	96.786.870-1	Comm. Adm.	Curr. Acct. Payable	0	0	61,599	0
Ingenac S.A.	86.998.400-0	Comm. Adm.	Sales of Fixed Assets	0	0	1,547,004	1,523
Renta Nacional Cia. Seguros de Vida S.A.	94.716.000-1	Comm. Adm.	Sales of Fixed Assets	0	0	3,484,880	86,500
Comercial Cidef S.A.	96.622.770-2	Comm. Adm.	Curr. Acct. Receivable	0	0	93,775	0
Emp Nacional de Pesca S.A.	96.540.500-3	Comm. Adm.	Curr. Acct. Receivable	0	0	48,198	0
Automotriz Proton S.A.	96.704.480-6	Comm. Adm.	Curr. Acct. Payable	0	0	41,191	0
Unimarc Internacional S.A.	88.486.700-2	Comm. Adm.	Debtors from sales	0	0	100,742	85,375
Cidef Argentina S.A.	O-E	Comm. Adm.	Curr. Acct. Payable	0	0	152,214	0

07. INVENTORY

This item, as of September 30, 2004 and 2003, is structured as follows:

Items	2004	2003
	ThCh$	ThCh$

Inventories	10,386,617	11,604,621
Imports	0	0

Total	10,386,617	11,604,621

08. DEFERRED TAXES AND INCOME TAXES

The accumulated deferred taxes, calculated according to like they are explained in the note 2 (m), ascending to an amount of active net of ThCh$7,556.209 at September 30, 2004, and ThCh$5,242,737 of active net at September 30, 2003, and they correspond to the next included detail:

08. DEFERRED TAXES AND INCOME TAXES (Cont.) Deferred Taxes

ITEMS	09-30-2004				09-30-2003
	ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX		ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX
	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM
TEMPORARY DIFFERENCES
Provision for bad debts	76,440	56,435	0	0	39,939	52,134	0	0
Anticipated income	0	0	0	0	0	0	0	0
Holidays provisions	5,677	1,287	0	0	6,962	0	0	0
Intangibles amortization	0	0	0	0	0	0	0	0
Assets in leasing	1,869	7,475	7,285	0	4,797	19,768	23,046	0
Manufacturing expenses	0	0	0	0	0	0	0	0
Fixed assets depreciation	0	0	143,873	503,097	0	0	199,576	797,169
Severance pay based on years of service	0	0	0	0	0	0	0	0
Other events	5,876	41,136	0	107,932	0	0	0	62,655
Tax losses of the period	0	0	0	0	0	0	0	0
Accumulated tax losses	37,135	7,862,845	0	0	0	6,003,987	0	0
Profit from leaseback difference	62,014	248,057	0	0	61,203	252,229	0	0
Prepaid expenses	0	0	82,620	6,994	0	0	117,120	0
Provision of judgement	939	825	0	0	1,284	0	0	0
Other liabilities	0	0	0	0	0	0	0	0
OTHERS
Related accounts-net of amortization	0	0	0	0	0	0	0	0
Valuation provision	0	0	0	0	0	0	0	0
TOTALS	189,950	8,218,060	233,778	618,023	114,185	6,328,118	339,742	859,824

08. DEFERRED TAXES AND INCOME TAXES (Cont.) Income Tax

Items	09-30-2004	09-30-2003

Current tax expenses (tax provision)	0	0
Tax expenses adjustment	0	0
Effect by assets or liabilities due to deferred tax of period	383,879	184,094
Tax benefits due to tax losses	753,844	0
Effect due to amortization of related accounts of deferred assets and liabilities	0	0
Effect on assets or liabilities due to deferred taxes due to changes in the evaluation provision	0	0
Other charges or credits in the account	0	0

Total	1,137,723	184,094

09. OTHER CURRENT ASSETS

As of September 30, 2004 and 2003, the following concepts are presented under this item:
Items	2004	2003
	ThCh$	ThCh$

Balance receivable (Argentina)
Leasing and Insurance deferred VAT	28,462	16,460
Other	83,398	51,745
Deposits
Customer Duty	11,249	14,125

Total	123,109	82,330

10. FIXED ASSETS

Fixed Assets, as of September 30, 2004 and 2003, include the following balances, the information of which is presented below:

Fixed Assets
ITEMS	2004 M$			2003 M$
	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)

Land	39,233,509		39,233,509	40,690,217		40,690,217
Construction and infrastructure works	54,837,072	(6,461,106)	48,375,966	62,442,373	(6,509,167)	55,933,206
Machinery and Equipment's equipment	23,368,312	(10,006,083)	13,362,229	22,544,294	(8,204,249)	14,340,045

Other Fixed Assets
Furniture and Fixtures	4,315,909	(2,431,887)	1,884,022	4,370,883	(2,068,004)	2,302,879
Facilities	10,288,935	(4,533,231)	5,755,704	11,194,405	(3,729,666)	7,464,739
Works in progress	1,803,890	0	1,803,890	1,802,657	0	1,802,657
Assets in Leasing	19,527,669	(2,205,208)	17,322,461	19,952,713	(2,038,405)	17,914,308
Sub-totals	35,936,403	(9,170,326)	26,766,077	37,320,658	(7,836,075)	29,484,583
Totals	153,375,296	(25,637,515)	127,737,781	162,997,542	(22,549,491)	140,448,051

Assets in Leasing

Leasing Company	Assets	Amount ThCh$	Share	Maturity Date	Interest Rate
Corp. Vida S.A.	SM La Reina	1,574,926	166	06-06-18	UF+TIP
Hewlett Packard S.A.	Computational Equipment	11,382	7	10-04-05	US$+TIP
Hewlett Packard S.A.	Computational Equipment	0	7	10-04-05	US$+TIP
Hewlett Packard S.A.	Computational Equipment	141,305	7	10-04-05	US$+TIP
Renta Nac. Cia. Seg. Vida S.A.	SM La Florida	17,418,797	255	05-12-25	UF+TIP
Deferred Profit Lease Back	SM La Florida	(1,823,949)

Totals		17,322,461

11. INVESTMENT IN RELATED COMPANIES Breakdown of Investments

The breakdown of investment in related companies is as follows:

Taxpayer Number	Company	Country of Origin	Control of Investment Currency	Number of Shares	Percentage of Share		Equity of Companies		Profit or Loss of the Period		Accrual Result		VPP		Non Realized Results		Book Value of the Investment
					09-30-04	09-30-03	09-30-04	09-30-03	09-30-04	09-30-03	09-30-04	09-30-03	09-30-04	09-30-03	09-30-04	09-30-03	09-30-04	09-30-03
65.229.660-2	Organ. Tecnico Intermedio capacitacion	Chile	Ch$	0	42.0000	0.0000	1,784	0	(1,079)	0	(453)	0	749	0	0	0	749	0
TOTAL													749	0	0	0	749	0

12. HIGHER AND LOWER VALUE OF INVESTMENTS

The higher and lower values shown in this item are calculated according to the Technical Bulletin number 42 of the Colegio de Contadores de Chile A.G. essentially by applying an amortization at 20 years. At this term, the total investment is expected to be recovered.

The main accounting balances are generated as follows:

1) Lower value of Supermercados Hipermarc S.A.

On December 20, 1999, a purchase is made from Celimar Internacional S.A. (minority Shareholder in Supermercados Hipermarc S.A), of its participation in this company in an amount of US$ 21,000,000; corresponding to 16.32675% of the company's equity. This operation generated a lower book value of ThCh$9.088.538 (historic figure).

2) Lower value of Inmobiliaria de Supermercados S.A.

On September 16, 1996, Supermercados Unimarc S.A. subscribed and paid a capital increase in Inmobiliaria de Supermercados S.A., (ISSA) capitalizing credits against this company in the amount of ThCh$11,500,977 (Historic figure) increasing its participation to 99.999%. At the closing of ISSA financial statements the fixed assets are included at their original value, without considering the expert's appraisal performed upon the creation of ISSA S.A., therefore having to amortize under Lower Value of the Investment for the purchase of shares in ISSA., the price paid to third parties when acquiring the company. Considering in its equity the assets previously assessed, this operation generated a lower value of ThCh$7,634,664. (historic figure).

3) Lower value of Unimarc Abastecimientos S.A.

This subsidiary was acquired in August 1998. At that date, its firm name was Inversion Nacional S.A. and subsequently it was modified to the present Unimarc Abastecimientos S.A. Currently, this company operates as a warehouse of merchandise to be sold in the supermarkets.

The breakdown of this item is the following:

Lower Value
TAXPAYER NUMBER	COMPANY	09-30-2004		09-30-2003
		AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE	AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE

0-E	Supermercados Hipermarc S.A.	545,960	7,717,557	545,430	8,437,313
96.799.180-5	Inmobiliaria de Supermercados S.A.	346,065	5,498,581	349,640	5,954,258
88.627.400-9	Unimarc Abastecimientos S.A.	64,982	1,198,549	64,918	1,283,945
88.461.600-k	Servicios integrales S.A.	0	0	829,383	0
87.678.300-2	Comercial S.M. Rancagua S.A.	1,801	44,424	1,202	46,828
96.799.180-5	Inmobiliaria de Supermercados S.A.	1	33	0	0
Total		958.809	14,459,144	1,790,573	15,722,344

Higher Value

TAXPAYER NUMBER	COMPANY	09-30-2004		09-30-2003
		AMORTIZED AMOUNT IN THE PERIOD	Higher Value Balance	AMORTIZED AMOUNT IN THE PERIOD	Higher Value Balance
96.800.910-9	Publicidad y Promoc. Unimarc SA	0	0	580,458	0
86.360.500-8	Adm. de Supermercados S.A.	3,257	35,577	3,292	39,881
87.678.300-2	Comercial S.M. Rancagua S.A.	0	0	197,426	0
96.825.920-2	Adm. y Servicios Temuco S.A.	0	0	976	0
96.833.710-6	Serv.de Proteccion y Seguridad S.A.	0	0	1,699	0
96.833.720-3	Adm. y Servicios Chillan S.A.	0	0	1,030	0
96.836.500-2	Adm. y Servicios las Tranqueras S.A.	0	0	611	0
96.836.510-K	Adm. y Servicios Machali S.A.	0	0	713	0
96.836.520-7	Adm. y Servicios Cordillera S.A.	0	0	832	0
96.757.830-4	Adm. y Servicios Talcahuano S.A.	0	0	778	0
96.799.480-4	Administradora de Recursos S.A.	0	0	13,123	0
96.621.750-2	Com. e Inmob.Concepcion S.A.	0	0	25,839	0
	TOTAL	3,257	35,577	826,777	39,881

13. OTHER (Assets)

Other Long Term Assets

As of September 30, 2004 and 2003, the amounts invested in the acquisition and start-up of new computational systems and others are presented under this item, according to the following breakdown:
Items	2004	2003
	ThCh$	ThCh$

Warranties	269,056	945,947
Computational system project	167,316	644,573
Other Taxes to be recovered from Subsidiary in Argentina	767,555	0
Other long term assets	188,428	212,973

Total	1,392,355	1,803,493

SHORT TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Short Term Obligations with Banks and Financial Institutions

The breakdown of the current obligations with banks and financial institutions as of September 30, 2004 and 2003, is the following:
TAXPAYER NUMBER	BANK OR FINANCIAL INSTITUTION	TYPE OF CURRENCIES AND READJUSTMENT INDEX										NOT READJUSTED $		TOTAL
		DOLLARS		EUROS		YENS		OTHER FOREIGN CURRENCIES		UF
		09-30-04	09-30-03	09-30-04	09-30-03	09-30-04	09-30-03	09-30-04	09-30-03	09-30-04	09-30-03	09-30-04	09-30-03	09-30-04	09-30-03
Short Term (code 5.21.10.10)
97.041.000-7	Bank Boston	0	0	0	0	0	0	0	0	0	0	0	0	0	0
96.621.750-2	Banco do Brasil	0	0	0	0	0	0	0	0	699,865	2,272,375	0	0	699,865	2,272,375
97.036.000-K	Banco Santander Santiago	0	0	0	0	0	0	0	0	0	0	0	1,131,780	0	1,131,780
97.051.000-1	Banco del Desarrollo	4,520,049	2,815,280	0	0	0	0	0	0	0	0	0	42,624	4,520,049	2,857,904
96.621.750-2	Banco Sudameris	0	0	0	0	0	0	0	53,115	0	0	0	0	0	53,115
96.621.750-2	Lloyds Bank	0	0	0	0	0	0	0	21,742	0	0	0	0	0	21,742
97.032.000-8	Bhif	0	0	0	0	0	0	0	0	0	21,142	0	0	0	21,142
96.621.750-2	Hispanoamericano	0	30,718	0	0	0	0	0	0	0	0	0	0	0	30,718
0-E	Export Import Bank	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	Others	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTALS	4,520,049	2,845,998	0	0	0	0	0	74,857	699,865	2,293,517	0	1,174,404	5,219,914	6,388,776
	Debt capital amount	4,515,950	2,845,137	0	0	0	0	0	74,857	697,221	2,200,922	0	1,173,439	5,213,171	6,294,355
	Avg. Annual Interest Rate	4.1	9.0							6.5	8.0
Long Term (Code 5,21,10,20)
97.032.000-8	Corp Banca	0	0	0	0	0	0	0	0	539,844	515,578	0	0	539,844	515,578
0-E	KfW	468,889	388,014	0	0	0	0	0	0	0	0	0	0	468,889	388,014
0-E	Export-Import Bank	0	113,005	0	0	0	0	0	0	0	0	0	0	0	113,005
0-E	Societe Generale	0	0	0	0	0	0	110,385	145,675	0	0	0	0	110,385	145,675
97.018.000-1	Scotiabank Sud Americano	0	0	0	0	0	0	0	0	46,695	43,945	0	0	46,695	43,945
97.041.000-7	Bank Boston	2,478,984	2,184,182	0	0	0	0	0	0	0	0	0	0	2,478,984	2,184,182
97.032.000-8	BBVA	0	0	0	0	0	0	0	0	0	0	10	0	0	0
	Santander santiago	0	0	0	0	0	0	0	0	0	0	197,644	0	197,644	0
	Others	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTALS	2,947,873	2,685,201	0	0	0	0	110,385	145,675	586,539	559,523	197,644	0	3,842,441	3,390,399
	Debt capital amount	2,893,691	2,534,657	0	0	0	0	91,274	145,675	569,545	539,898	196,073	0	3,750,583	3,220,230
	Avg. Annual Interest Rate	4.1	6.5					6.0		8.1	8.0

	Percentage of obligations in foreign currency (%)			83.62

	Percentage of obligations in domestic currency (%)			16.38

15. LONG TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Long Term Obligations with Banks and Financial Institutions

The breakdown of the current obligations with banks and financial institutions as of September 30, 2004 and 2003, is the following:
Taxpayer Number	Bank or Financial Institutions	YEARS TO MATURITY							CURRENT PERIOD CLOSING DATE		PREVIOUS PERIOD CLOSING DATE
		Index of readjustment Currency	More than 1 Up to 2	More than 2 Up to 3	More than 3 Up to 5	More than 5 Up to 10	More than 10 years		Total long term at Financial Statement closing	Average Annual Interest Rate	Total Long Term at Financial Statement Closing
							Amount	Term
97.023.000-9	Corp Banca	U.F.	556,550	592,697	924,033	0	0	0	2,073,280	8.0	2,595,729
96.621.750-2	KfW	Dollars	458,091	458,091	916,183	1,832,371	0	0	3,664,736	4.3	4,546,995
96.621.750-2	Export Import Bank	Dollars
97.018.000-1	Scotiabank	U.F.	16,363	0	0	0	0	0	16,363	8.0	62,778
96.621.750-2	Societe Generale	Other currencies	119,014	140,015	65,632	0	0	0	324,661	13	437,024
97.041.000-7	Bank Boston	Dollars	2,435,600	2,435,600	3,961,714	0	0	0	8,832,914	4.04	12,427,854
97.036.000-K	Santander SAntiago		213,439	232,343	319,520	0	0	0	765,302	0	0
TOTAL			3.799.057	3.858.746	6,187,082	1,832,371	0		15,677,256		20,070,380
Percentage of obligations in foreign currency (%)	86.22

Percentage of obligations in domestic currency (%)	13.78

16. PROVISIONS AND PENALTIES

PENALTIES

Concerning penalties, there are no penalties in force affecting neither the parent company nor its subsidiaries at the end of the period analyzed in these financial statements.

PROVISIONS

As of September 30, 2004 and 2003, the breakdown of this item is the following:
Items	2004	2003
	ThCh$	ThCh$
Holidays Provisions	40,500	41,857
Expenses Provisions	245,261	0
Expenses Operational	0	165,394
Judgement Provisions	213,486	0
Other Provisions	328,034	425,350
Total	827,281	632,601
17. OTHER LONG TERM LIABILITIES

This item corresponds to the income received in advance for the concession at 10 years' term of the Supermarket premises in Argentina. During the year 2004, the amount to be accrued is shown under the item Income received in advance of current liabilities.
Items	Short-term		Long-term
	2004	2003	2004	2003
	ThCh$	ThCh$	ThCh$	ThCh$

Income received in advance	732,639	805,855	2,740,050	3,827,808

Total	732,639	805,855	2,740,050	3,827,808

18. MINORITY INTEREST

The following amounts are presented under this item: ThCh$16.774 and ThCh$21.941 as of September 30, 2004 and 2003, respectively. These amounts correspond to the acknowledgment of the minority shareholders' proportion of the equities of the consolidated subsidiaries, according to the following breakdown:
Company	Percentage of Share		Amount
	2004	2003	2004	2003
	%	%	ThCh$	ThCh$
Administradora de Supermercados S.A.	0.06400	0.06400	6,154	6,271
Transportes Santa Maria S.A.	2.00000	2.00000	(7,905)	(5,068)
Comercial Supermercados Santiago S.A.	1.00000	1.00000	2,844	2,947
Unimarc Organizacion y Servicios S.A.	0.04500	0.04500	15,669	17,779
Inmobiliaria y Supermercados S.A.	0.00004	0.00004	9	9
Supermercados Hipermarc S.A.	0.00001	0.00001	3	3
Total			16,774	21,941

19. CHANGES IN EQUITY

The equity variations of the 2004 and 2003 periods are:

Variations of other reserves item:

It corresponds to equity variations registered by subsidiary Unimarc Organizacion y Servicios S.A. in an amount of ThCh$177,147 and ThCh$(3,366,120) (historic figure) as of September 30, 2004 and 2003 respectively, which adjusted its investment in a foreign affiliate (Supermercados Hipermarc S.A.), according to the provisions indicated in the Technical Bulletin Nro.64 of the Colegio de Contadores de Chile A.G. regarding valuation of foreign investments. The translation difference is presented when comparing different price-level restatement like the variation of IPC (CPI) and the Dollar.

In execution of the Offices number 07981 of the Chilean Superintendency of Securities and Insurance, dated September 29, 2003 that it ordered the re-emission of new financial statements, was proceeded to make an adjustment as for the dividends paid with position to the exercise 2001. Statement adjusts consisted of assign them to the accumulated results of the same period.

On October 16, 2003 the Board of Directors agreed to approve the re-emission of the financial statements according to the order in Offices number 07981 of the Chilean Superintendency of Securities and Insurance and call to extraordinary meeting of shareholders in order to ratifying the adjustments of the financial statements.

19. CHANGES IN EQUITY Changes in Equity

09-30-2004										09-30-2003
Items	Paid-in Capital	Capital Revaluation Reserve	Excess price in sale of shares	Other Reserves	Future Dividend Reserves	Accumulated Results	Provisional Dividends	Deficit Development Period	Result for the period	Paid-in Capital	Capital Revaluation Reserve	Excess price in sale of shares	Other Reserves	Future Dividend Reserves	Accumulated Results	Provisional Dividends	Deficit Development Period	Result for the period
Opening Balance	56,432,718		28,864,630	-4,272,282		21,170,826			-4,249,357	55,873,978		28,578,842	2,408,919		22,561,023			-1,599,808
Distribution Previous Period						-4,249,357			4,249,357						-1,599,808			1,599,808
Final Dividend Previous Period
Capital increase with cash share issuance
Capitalization of Profits and/or Reserves
Period of Development Accumulated Deficit
Accumulated Readjustment due to translation difference				177,147									-3,366,120
Own Capital Revaluation		1,072,222	548,428	-81,173		321,508					670,488	342,946	28,907		251,534
Profit/Loss for the Period									--4,280,511									-4,599,788
Provisional Dividends
Closing Balance	56,432,718	1,072,222	29,413,058	-4,176,308		17,242,977			-4,280,511	55,873,978	670,488	28,921,788	-928,294		21,212,749			-4,599,788
Updated Balances										56,767,962	681,216	29,384,537	-943,147		21,552,153			-4,673,385

19. CHANGES IN EQUITY Number of Shares
SERIES	NUMBER OF SUBSCRIBED SHARES	NUMBER OF SHARES PAID	NUMBER OF SHARES WITH A VOTING RIGHT
Single	1,261,849,619	1,261,849,619	1,261,849,619
19. CHANGES IN EQUITY Capital (Amount ThCh$)
SERIES	SUBSCRIBED CAPITAL		PAID-IN CAPITAL
Single	56,432,718		56,432,718

20. OTHER NON-OPERATING INCOME AND EXPENSES

As of September 30, 2004 and 2003, the breakdown of this item is formed as follows

Other non-operating income

Items	2004 ThCh$	2003 ThCh$

Rentals	136,709	55,235
Discounts for purchases	42,189	37,970
Cashier register overage	88,276	212,918
Other non-operating income	6,679	636,791
Profits from disposal of fixed assets	508,555	106,818
Payment according to contract of October 23, 2002	2,104,618	0
Total	2,887,026	1,049,732

Other non-operating expenses

Items	2004 ThCh$	2003 ThCh$

Penalties and sanctions	11,864	2,598
Cashier register lacks	5,692	6,132
Other non-operating expenses	74,090	29,667
Loss from other assets sale	0	191,795
Loss from assets fixed sale	1,049,540	0

Total	1,141,186	230,192

21. MONETARY CORRECTION

ASSETS (CHARGES) / CREDITS	READJUSTMENT INDEX	09-30-2004	09-30-2003
Inventories		$0	0
Fixed assets		$1,528,480	1,170,032
Investments in related companies		$287	189,211
Accounts receivables with related companies		$423,467	30,098
Other non-monetary assets		$-18,965	18,424
Accounts of expenses and costs		$22,085	0
Total (charges) credits		1,955,354	1,407,765

LIABILITIES (CHARGES) / CREDITS
Equity		$-1,860,984	-1,314,577
Accounts payable with related companies	$, UF	26,817	824
Obligations with banks	UF	-58,018	-62,203
Minority interest		$763,674	419,153
Non-monetary liabilities	$, UF	-998,225	-277,599
Income account		$0	-20,254
Total (charges) credits		-2,126,736	-1,254,656
(Loss) Profit due to monetary correction		-171,382	153,109

22. EXCHANGE RATE DIFFERENCES

ITEM	CURRENCY	AMOUNT
		09-30-2004	09-30-2003
ASSETS (CHARGES) / CREDITS
Result from the translation of Argentinean Subsidiary	US$	300,647	0
Other non-monetary assets	US$	39,631	11,594
Accounts receivables with related companies	US$	0	0
Total (charges) credits		340,278	11,594
LIABILITIES (CHARGES) / CREDITS
Obligations with banks	US$	-567,436	1,613,595
Other non-monetary liabilities	US$	2,342	4,381
Result from the translation of Argentinean Subsidiary	US$	0	-1,423,584
Total (charges) credits		-565,094	194,392
(Loss) Profit due to monetary correction		-224,816	205,986

23. CONTINGENCIES & RESTRICTIONS

    Direct commitments

a.1) Banco BBVA

As of September 30, 2004, Supermercados Unimarc S.A. does not keep any pending obligations with Banco BBVA, former BBVA Banco BHIF, (BBVA), as they were all paid in full during year 2003. The only pending issue is the release of the guaranties lodged to cover the already extinguished obligations. As consequence of having been canceled the entirety of the obligations with the BBVA the seizure begun in its opportunity on the Supermarket Manquehue was raised.

Notwithstanding the foregoing, at present there are several court cases between BBVA and companies of the Errazuriz Group, all of which filed by the Group against BBVA, originating in the sale of former Banco Nacional.

The claims, insofar as they relate to the credit of the companies that sold the shares in former Banco Nacional, including Supermercados Unimarc S.A., are being heard by Arbitrating Judges Samuel Lira Ovalle and Arnaldo Gorziglia Balbi, and all of them are currently pending, except for thirteen of them which have already been ruled. Nine of them were sanctioned in favor of companies in the Errazuriz Group, where the bank was sentenced to additionally pay amounts exceeding U.F. 183,531.81 plus interest. They could cause the outstanding amounts to rise as high as U.F. 490,000 (as per the latest legal expert's report delivered in connection to this issue).

    Claims being heard at an Arbitrating venue:

At present there are 29 claims - Arbitration Folders; each one bears the name Folder No. 01 though No. 29, plus one called Book and another one called Principal. The 29 arbitration folders and the principal one, originate in the non-payment of the price of the shares in former Banco Nacional, in connection to the sale under contract of purchase of shares dated July 23, 1989, executed before Notary public Mr. Andres Rubio Flores. The folder called Book originates in the publication, editing and distribution by executives and directors of BBVA of the Book "Los secretos de Fra Fra" (The Secrets of Fra Fra), a book whose editing publication and distribution was prohibited under a judicial resolution. In this case, indemnity payments are sought for the damages caused by said publication.

(ii) The status or stage of the process in connection with each folder is the following:

Folder No. 1, favorably awarded.

Folder No. 2, favorably awarded.

Folder No. 3, favorably awarded.

Folder No. 4, sentence awarded.

Folder No. 5, favorably awarded.

Folder No. 6, favorably awarded.

Folder No. 7, favorably awarded.

Folder No. 8, sentence awarded.

Folder No. 9, sentence awarded.

Folder No. 10, favorably awarded.

Folder No. 11, favorably awarded.

Folder No. 12, favorably awarded.

Folder No. 13, in a stage of summons to hear the final sentence.

Folder No. 14, in a stage of summons to hear the final sentence.

Folder No. 15, currently in the stage of remarks to evidences.

Folder No. 16, pending to summon to hear the final sentence.

Folder No. 17, sentence awarded.

Folder No. 18, in a stage of summons to hear the final sentence.

Folder No. 19, in a stage of summons to hear the final sentence.

Folder No. 20, in a stage of summons to hear the final sentence.

Folder No. 21, currently in the submittal of evidence stage.

Folder No. 22, currently in the submittal of evidence stage.

Folder No. 23, currently in the submittal of evidence stage.

Folder No. 24, currently in the submittal of evidence stage.

Folder No. 25, currently in the submittal of evidence stage.

Folder No. 26, currently in the submittal of evidence stage.

Folder No. 27, currently in the submittal of evidence stage.

Folder No. 28, currently in the stage of discussion.

Folder No. 29, currently in the stage of discussion.

Book Folder, is awaiting the evidence stage.

Principal Folder, it is a pre-judicial measure, under regular proceedings.

(iii) In connection with the amounts involved.

The lawsuits filed before the Arbitrating Judges, add up to a total amount of U.F. 1,240,250, plus interest (a matter that, given the dates over which, in general, the Arbitrating Court has ordered the addition of interest - between years 1990 and 1993 -, usually duplicates or triplicates de capital amounts claimed).

a.2) Banco Scotiabank SudAmericano

Mortgage guarantee over a building and constructions of Supermercado Vina San Martin, in favor of a loan granted by Banco Scotiabank Sud Americano, the net accounting value of which is ThCh$1,191,324 through a loan which as of September 30, 2004 amounts to ThCh$63,058.

a.3) Corp Banca

Mortgage guarantees over Supermercado Maipu I and Maipu II and Manuel Montt, owned by Inmobiliaria de Supermercados S.A., the accounting value of which amounts to ThCh$1,660,329, ThCh$2,744,394 and ThCh$1,187,019, respectively, for credits granted by Corp Banca which as of September 30, 2004 amount to ThCh$2,613,124.

a.4) Banco del Desarrollo

As of September 30, 2004, the affiliate company Inmobiliaria de Supermercados S.A., has mortgaged the real estates called Concepcion and Cordillera, in order to guarantee to the Banco del Desarrollo commitments currently held or that may be held in the future by Supermercados Unimarc S.A. or its affiliates. The accounting value of said assets is ThCh$2,483,374 and ThCh$3,392,591, respectively, and the debt's value as of September 30, 2004 amounts to ThCh$967,207.

a.5) Banco Santander Santiago

On July 16, 1998 the real estate called Providencia, owned by Inmobiliaria de Supermercados S.A., was lodged as guarantee before Banco Santander Santiago in connection with any obligations undertaken at present or in the future by Supermercados Unimarc S.A. The accounting value of said real estate amounts to ThCh$11,037,952, and the debt's value as of September 30, 2004 amounts to ThCh$967,207.

a.6) Banco BankBoston

As of the closing date of these financial statements, the capital credit as of September 30, 2004 in the amount of US$18,506,346.09 up-to-date in the payment of capital and interest.

In connection with this debt, on December 29, 1998 the Company lodged as collateral, certain forestry assets owned by related companies, through common ownership, Sociedad Ganadera y Forestal Nacional Ltda., Ganadera y Forestal Nacional S.A. and Agricola y Forestal Paredones Limitada. (formerly Forestal Regional S.A.), guarantees whose terms were approved in the respective Extraordinary Shareholders' Meetings of said companies and by their partners in each case.

On May 06, 2003 the parties entered into a modification of the original Credit Contract, called "18th Amendment to Credit Agreement", whereby the debt shall be restructured on a long-term basis.

Likewise, on May 06, 2003 before Notary Public Rene Benavente Cash, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage and prohibition to dispose contract in connection with: Supermercado Chillan, lands in Chiguayante I and II, lands in Iquique and land in Temuco II; and a pledge over the goods and chattels for supermarkets; in order to guarantee to BankBoston N.A., Nassau Branch, the full, actual and timely compliance with each and every one of the obligations described in clause first of this deed, including, without limitation, the full, complete and timely payment of each one of the capital installments on the specified payment days, plus interest, including penalty interest, commissions and others, in connection with the loan and promissory notes, the Mortgage Guarantor lodges in favor of BankBoston N.A., Nassau Branch, a first degree mortgage over each one of the real estates, in accordance with the provisions contained in the Civil Code.

On August 04, 2003 the Company subscribed the extension pages of the promissory notes in connection with the credit contract agreed on December 8, 1998 with BankBoston N.A., Nassau Branch (External Loan No. 33,169), whereby the time of the credit was extended until year 2007.

a.7) Kreditanstalt für Wiederaufbau (KfW)

On October 23, 2002, before Notary Public Sergio Rodriguez Garces, the parties entered into a contract of transaction and discontinuance of actions. As an outcome of said contract of transaction and discontinuance of actions, Supermercados Unimarc S.A. and KfW signed two new contracts whereby they rescheduled the credits in force with said institution, called "Rescheduling Agreements". As of September 30, 2004, the short-term and long-term debts with KfW amount to US$6.8 million.

As collateral for said obligations, as per a public deed dated November 22, 2001 executed at the Notary's Office of Mrs. Gloria Acharan Toledo, a pledge has been lodged which encompasses one part of the group of assets de imported under the loans granted by KfW, consisting of cooler shelves, bakery equipment, lighting equipment, shelves, check-out, air conditioning equipment and supermarket carts, contained in the following invoices: 56-5184-0001-01, 56-5184-0001-02, 56-5184-0001-03 and 56-5184-0001-04 (assets of the Linde brand); 56-5184-0007-01 y 56-5184-0008-01 (assets of the AEG brand); 56-5184-0005-01 y 56-5184-0005-02 (assets of the Cefla brand); 56-5184-0003-01 and 56-5184-0004-02 (assets of the Miwe brand); 56-5184-0002-01 (assets of the Trane brand); y,56-5184-0017-01 (assets of the Artok brand).

    Guaranties received from third parties

    b.1) Banco Do Brasil

    In order to guarantee the credits granted by Banco Do Brasil, the related companies, Salmones y Pesquera Nacional S.A. (formerly Pesquera Nacional S.A.), Sociedad Contractual Minera Cosayach I Region and Pesquera Bahia Inglesa S.A., have mortgaged assets owned by them. The value of said debt, as of September 30, 2004 amounts to ThCh$699,739. The property lodged as collateral is: P.A.M. Javier; P.A.M. Matias; P.A.M. Carolina III; Estacamentos Kerima and La Palma.

    b.2) Banco BBVA

    Complementing the guaranty lodged by the affiliate company Transportes Santa Maria S.A., the related company Comercial Maule S.A., has pledged in favor of BBVA, a set of pick up trucks to guarantee the debt which Supermercados Unimarc S.A. kept with said institution. As of the date of issuance of these financial statements the debt with said financial institution is paid, therefore the guaranties should be released.

    Indirect commitments

    c.1) The Company and other subsidiaries of Inversiones Errazuriz Ltda. (Inverraz Ltda.) have reported since 1994 and 1996, in connection to their capacity as guarantors in the payment of obligations undertaken by Inverraz Ltda. with the State Street Bank and Trust Company incurred into in those dates, in the amount of ThUS$45,556 and ThUS$65,000, respectively. The Company's guarantee was limited to ThUS$13,689 for the case of the 1994 credit, and ThUS$25,230 for the 1996 credit, limits which could be eventually incremented, in case of bankruptcy or liquidation of one or more of the other guarantors, upon the conclusion of the respective process that could be filed against same, and those other companies be liquidated.

    On March 25, 2001, Inverraz Ltda. has informed that the creditor has started legal action in the United States of America in connection with these two obligations. The lawyers of Inverraz Ltda. report that there are pending appeals to the resolutions enacted by the Judge of the case in the United States.

    On On June 15, 2004, a three-member panel of judges of the American Court of Appeals for the Second Circuit denied the Consolidated Appeal. However, on June 29, 2004, the Chilean Defendants filed a timely petition so that it was known by the tribunal already constituted and/or for the entire tribunal. The Chilean Defenders are confident also that, in spite of the last determination of the case of the unjust problems of interference under the law of New York, they can obtain a relief of the trial of rebelliousness, if it is necessary, of the Supreme Court of United States, based on the constitutional principles of the Due-Process in connection with the trial of rebelliousness in the federal courts.

    In the opinion of the lawyers of Inverraz Ltda., both the obligations rising from the 1994 loan contract and those rising from the 1996 loan contract have prescribed, in accordance with what the pertinent Chilean laws provide, and a lawsuit has been filed against the State Street Bank, in the 27th Civil Court of Santiago, Chile, case number. 5930-03, seeking the declaration of prescription of the aforementioned obligations.

    In the demand that has been deduced in Chile it is sustained that by virtue of the endorsements, surrenders and transfer of the notes made at third, State Street Bank and Trust Company stopped to be worthy of all the societies plaintiffs in that trial. This way anything owes to the State Street Bank and Trust Company.

    c.2) On December 31, 1998, the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations of same with Banco Santander Santiago, which as of September 30, 2004 amount to ThCh$3,198,307 the purpose of which is to finance the construction of supermarkets for Supermercados Unimarc S.A.

    Additionally, on July 16, 1998, the real estate called Providencia, owned by Inmobiliaria de Supermercados S.A., is lodged as guarantee before Banco Santander Santiago in connection with any obligations undertaken at present or in the future by Inmobiliaria y Constructora Nacional S.A., and/or Supermercados Unimarc S.A. and/or Salmones y Pesquera Nacional. Only for the case of Salmones y Pesquera Nacional S.A. the mortgage guaranty is limited to a maximum amount of ThUS$1,000.

    c.3) On October 10, 1998 the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations with Corp Banca. The debt's balance as of September 30, 2004 amounts to ThCh$2,756,979.

    c.4) On December 22, 1983, the Company became guarantor of Holandaus NV for debts kept by same with BBVA. The undertaken asset is Supermercado Manquehue, the value of which is ThCh$1,809,786 as of September 30, 2004. The debt of Holandaus NV with BBVA has been fully id and the guaranty should be released soon.

    c.5) On November 13, 2002, before Notary Public Arturo Carvajal Escobar, the affiliate company Unimarc Organizacion y Servicios S.A., entered into a contract and lodged a mercantile pledge over the shares held in company Inmobiliaria de Supermercados S.A., in favor of companies Ganadera y Forestal Nacional Limitada, Ganadera y Forestal Nacional S.A., and Agricola y Forestal Paredones Limitada, in order to guarantee to said companies the full and timely compliance with each and any of the current obligations referred to in said contract, and also of those which company Supermercados Unimarc S.A. may keep with Ganadera y Forestal Nacional Limitada, Ganadera and Forestal Nacional S.A., and with Agricola y Forestal Paredones Limitada, and especially to guarantee the obligations evidenced in Clauses Fifth and Ninth hereof.

    Other commitments

d.1) In a Board of Directors' Meeting held on December 15, 1998 it was agreed to support the obligations that its affiliate in Argentina, Supermercados Hipermarc S.A. may have undertaken or may undertake in the future with the foreign company Jose J. Chediack S.A.I.C.A. for an amount of up to $ARG 267,366.35(Argentinean pesos).

d.2) On June 10, 1999 the affiliate company Supermercados Hipermarc S.A., entered into a financing and occupation agreement with NAI International II, Inc (sucursal Argentina), and NAI International II Inc., whereby the construction and operation of two movie-theater complexes for Multicenter Belgrano and Quilmes with 10 and 8 rooms, respectively, was agreed. To this effect, a loan was agreed, which was granted by Nai International II., Inc for the construction of same for an amount which at present amounts to ARG$5,745,147,07 (Argentinean pesos), payable during the term of the 12 year concession. Same shall accrue an agreed interest at the Libor rate plus 1.5%. Said loan is guaranteed by Supermercados Unimarc S.A. until the discharge of same. In September, 2002 a real right of antichresis was entered into, guaranteeing the occupancy of the movie theaters for a term of 12 years, since the grand opening until July, 2012.

d.3) On November 28, 2003 a debt restructuring agreement was entered into with Bank Societe Generale S. A., whereby the debt was established at ThCh$508,418 (Chilean pesos), equivalent to ARG$2,517,258 (Argentinean pesos). In that same act, the real estate of Avenida Roca 555/57 Vicente Lopez was lodged as payment in kind for the price of ThCh$80,789 (Chilean pesos), equivalent to ARG$400,000 (Argentinean pesos). The remaining balance of the obligation at September 30, 2003, amounts to ThCh$435,046 (Chilean pesos), corresponding to ARG$2,130,573 (Argentinean pesos).

The contracting of this loan implies for the Company the compliance with certain conditions and requirements, especially those referring to the maintenance of certain equations in its accounting statements. These include maintaining a Net Equity of no less than ARG$3,081,365 (Argentinean pesos).

Additionally, a Trust contract was entered into with Sofital S.A.F. e I. in guarantee for the mortgage loan referred to above, by virtue of which the collection corresponding to the location contract entered into with Bowling Billiards Operation S.A. in Multicenter Belgrano have been assigned. Said Trust was rendered without effect as the contract expiration occurred in accordance with the contract of Restructuring of the Debt entered into on November 28, 2003.

d.4) Export Import Bank

In August 1998, State Street Bank and Trust Company, the State Street Bank and Trust Company, granted financing to suppliers of Supermercados Unimarc S.A. in the amount of US$808,996.78. This financing had a credit insurance granted by the Export Import Bank (Eximbank) of the United States of America. Due to the foregoing, Eximbank paid the debt to the State Street Bank. At present the debt has been fully paid.

d.5) Corp Banca

On November 16, 1999, in the presence of Notary Public Mr. Eduardo Pinto Peralta, the associated company Inmobiliaria de Supermercados S.A., mortgages the real estate known as Terreno Arturo Prat in Concepcion, which as of September 30, 2004 has an accounting value of ThCh$2,753.606, to guarantee banking obligations which company Inmobiliaria y Constructora Nacional S.A. and Corporacion de Inversiones y Desarrollo Financiero Cidef S.A., keep at present or may keep in the future with Corp Banca. The balance of these companies' debt as of September 30, 2004 amounts to ThCh$2,756,979 and ThCh$2,054,635, respectively.

d.6) On June 14, 2002, before Notary Public Mr. Enrique Tornero Figueroa, the associated company Inmobiliaria de Supermercados S.A., mortgages to Inmobiliaria y Constructora Nacional S.A. the real estates called Maipu I, Manuel Montt, Cordillera, Concepcion, Cisterna, and Terreno Arturo Prat, in order to guarantee to company Inmobiliaria y Constructora Nacional S.A., the exact, full and timely discharge of any and all obligations kept by Inmobiliaria de Supermercados S.A., or those it may keep in the future either directly or indirectly.

d.7) On June 25, 2002 the associated company Interagro Comercio y Ganado S.A., signed a General Mortgage, in order to guarantee to company Inversiones Culenar S.A. the exact, full and timely discharge of each and any of the obligations kept by the party lodging same.

d.8) On june 06, 2003, before Notary Public Rene Benavente Cash, the affiliate company Unimarc Organizacion y Servicios S.A., became surety and joint and several debtor of Comercial Supermercados Santiago S.A., in connection with each and every obligation currently held or which may be held in the future by same with Agricola y Forestal Paredones Limitada, Ganadera y Forestal Nacional Limitada, and Ganadera y Forestal Nacional S.A.

d.9) On December 23, 2003, before Notary Public Enrique Tornero Figueroa, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage contract with a general mortgage guaranty clause over the property called Supermercados Providencia. The obligations being guaranteed by this mortgage and the general mortgage guaranty clause extends to all and any of the obligations that Inmobiliaria de Supermercados S.A. currently has or that it may have in the future in favor of Inmobiliaria y Constructora Nacional S.A. deriving from any kinds of acts and contracts.

d.10) On December 31, 2003, before Notary Public Enrique Tornero Figueroa, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage contract with a general mortgage guaranty clause over the real estate called Supermercados Maipu II. The obligations guaranteed by this mortgage and the general mortgage guaranty clause extends to all an any of the obligations which Inmobiliaria de Supermercados S.A. currently has or which it may have in the future in favor of Inmobiliaria y Constructora Nacional S.A. deriving from any kinds of acts and contracts.

e) Labor Court Cases

The parent company and its affiliates keep several litigation cases of a labor nature with former workers, in connection with which provisions in the amount of ThCh$211,727 were made, which cover all of the disbursements which in the opinion of the legal counsel of the companies involve the maximum risk to the Companies.

f) Other contingencies

On February 21, 2003 an Extraordinary Shareholders' Meeting of company Supermercados Unimarc S.A. was held, the purpose of which was to issue an opinion regarding official letter 00154 dated January 08, 2003, issued by the Superintendency of Securities and Insurance (SVS), whereby the Company is instructed to adjust the financial information as of December 31, 2001, as well as to reissue the financial statements for the quarterly periods of year 2002, in order to include the adjustments and effects that have occurred. At that time, the shareholders' meeting junta approved the filing of an appeal of claim.

On August 21, 2003 the appeal of claim filed by the Company was sanctioned. In fact, the Seventh Courtroom of the Court of Appeals of Santiago decided not to sustain the appeal of claim filed by the Company against Ordinary Official Letter No. 09181, dated December 09, 2002, clarified through Ordinary Official Letter No. 00154, dated January 08, 2003, instructing adjustments to the financial information filed by the Company at the closing of the 2001 period. On October 16, 2003 the company submitted to the SVS the requested amendments.

23. CONTINGENCIES AND RESTRICTIONS Direct Guaranties

Creditor of the Guaranty	Debtor		Type of Guaranty	Assets Involved		Payments pending balances at financial statement closing date		Release of Guarantees
	Name	Relationship		Type	Book value	09-30-04	09-30-03	09-30-05	Assets	09-30-06	Assets	09-30-07	Assets
Corp Banca	S. Unimarc S.A.	NO	Mortgage		5,591,742	2,613,124	3,111,307	0	0	0	0	0	0
Scotiabank	S. Unimarc S.A.	NO	Mortgage		1,191,324	63,058	106,723	0	0	0	0	0	0
Santiago	S. Unimarc S.A.	NO	Mortgage		11,037,952	962,946	1,131,780	0	0	0	0	0	0

Indirect Guaranties

There are not indirect guaranties.

24. DOMESTIC AND FOREIGN CURRENCY Assets
ITEM	CURRENCY	AMOUNT
		09-30-04	09-30-03
Current Assets
Available	US$	122	134
Prepaid Expenses	UF	237,385	113,289
Notes Receivable	US	8,121	1,908
Other Current Assets	Arg. Peso	212,048	400,546
Other Current Assets		$22,102,359	23,523,557
Prepaid Expenses	US$	0	274,367
Other Current Assets	UF	28,462	14,474
Notes Receivable	UF	191,334	195,510
Inventories	US$	23,900	40,912
Debtors from sales	US$	0	0
Other Current Assets	US$	25,181	20,371
Deposits to term	US$	11,248	14,327
	US$	0	244,203
	UF	3,530	0
Fixed Assets
Fixed assets		$82,872,723	89,211,741
Fixed assets	Arg, $	44,865,058	51,236,310
Other Assets
Other Assets		$11,226,971	9,567,245
Other Assets	UF	60,796	63,231
Other Assets	Arg, $	846,925	843,176
Related co, Notes Receivable	US$	11,283,465	12,480,083
Long-term Debtors	US$	352,895	407,023
Notes Receivable	UF	168,761	177,628
Other Assets	US$	9,134	11,795
Total Assets
	US$	11,714,066	13,495,123
	UF	690,268	564,132
	Arg, $	45,924,031	52,480,032
		$116,202,053	122,302,543

24. DOMESTIC AND FOREIGN CURRENCY Current Liabilities

Item	Currency	Up to 90 days				90 days to 1 year
		09-30-2004		09-30-2003		09-30-2004		09-30-2003
		Amount	Annual average Interest Rate	Amount	Annual average Interest Rate	Amount	Annual Average Interest Rate	Amount	Annual Average Interest Rate
Obligations with banks	UF	1,286,404		2,853,040		0		0
Obligations with banks	US$	0		0		7,467,922	9,00%	0
Obligations with banks	Arg, $	32,956		97,997		77,429		122,536
Sundry creditors	US$	34,236		39,163		46,843		231,592
Sundry creditors	US$	73,151		73,844		100,088		0
Sundry creditors	US$	85,398		270		85,061		0
Sundry creditors	UF	58,600		56,772		210,159		72,331
Sundry creditors	UF	35,318		33,039		0		36,613
Sundry creditors	UF	13,745		12,509		40,730		0
Sundry creditors	Non-readj $	741,261		187,594		0		79,780
Accounts payable	Non-readj $	13,817,596		18,805,634		0		0
Accounts payable	Arg, $	119,908		1,436,019		331,966		0
Accounts payable	US$	4,216,612		5,120,839		0		0
Notes payable	Arg, $	110,747		161,076		0		0
Notes payable	Non-readj $	23,317		12,726		0		0
Notes payable	US$	24,448		4,620		0		0
Related co, Notes & acc, Payable	Non-readj $	7,381,609		1,905,424		0		0
Notes payable	UF	0		0		0		0
Related co, Notes & acc, Payable	Arg, $	196,485		534,023		0		0
Other liabilities	Arg, $	90,780		78,462		0		0
Other liabilities	Arg, $	0		0		0		0
Other liabilities	Non-readj $	1,426,078		1,223,720		0		0
Obligations with banks	Non-readj $	197,644		1,174,405		0		5,531,196
		0		24,116		0		205,705
Related co, Notes & acc, Payable	UF	88,000		81,953		278,576		255,973
Other liabilities	US$	182,670		201,464		548,010		604,391
	US$	0		930,818		0		0
Total Current Liabilities	UF	1,482,067		3,037,313		529,465		364,917
	US$	4,616,515		6,395,134		8,247,924		1,041,688
	Arg. $	550,876		2,307,577		409,395		122,536
	Non-readj $	23,587,505		23,309,503		0		5,610,976

24. DOMESTIC AND FOREIGN CURRENCY Long Term Liabilities Current Period 09-30-2004
Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Sundry creditors	UF	221,286		276,954		868,611		231,759
Sundry creditors	US$	0		0		0		0
Sundry creditors	US$	221,756		0		0		0
Sundry creditors	US$	6,963		0		0		0
Other related co, Notes & acc. Payable	ARG, $	322,744		0		0		0
Other related co, Notes & acc. payable	UF	1,370,673		1,582,877		2,784,393		11,362,771
Other long-term liabilities	US$	1,461,360		1,278,690		0		0
Obligations with banks	UF	1,165,610		924,033		0		0
Obligations with banks	US$	5,787,382		4,877,897		1,832,371		0
Notes payable	ARG, $	385,685		362,904		243,763		0
Notes payable	US$	0		0		0		0
Obligations with banks	ARG, $	0		0		0		0
	US$	725,297		0		0		0
Obligations with banks	ARG, $	259,029		65,632		0		0
Obligations with banks		445,782		319,520		0		0
Other related co, Notes & acc. payable	UF	2,757,569		2,783,864		3,653,004		11,594,530
	US$	8,202,758		6,156,587		1,832,371		0
	ARG, $	967,458		428,536		243,763		0
		445,782		319,520		0		0

Long Term Liabilities Previous Period 09-30-2003
Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Obligations with banks	UF	1,144,212		1,226,176		288,118		0
Obligations with banks	US$	6,382,807		8,065,933		2,526,111		0
Obligations with banks	ARG, $	291,348		145,675		0		0
Notes payable	ARG, $	5,738		0		0		0
Sundry creditors	UF	202,730		253,188		792,940		409,599
Sundry creditors	US$	157,443		0		0		0
Sundry creditors	US$	458,927		0		0		0
Related co, Notes & acc. Payable	UF	1,277,686		1,475,493		2,593,960		12,143,952
Other long-term liabilities	US$	1,611,709		1,611,709		604,391		0
Sundry creditors	US$	191,063		0		0		0
Sundry creditors	UF	0		0		0		0
Other Notes payable	US$	0		0		0		0
	UF	2,624,628		2,954,857		3,675,018		12,553,551
	US$	8,801,949		9,677,642		3,130,502		0
	ARG, $	297,086		145,675		0		0

25. PENALTIES

As of September 30, 2004, doesn't exist other sanctions that affect neither to the society or their management.

26. ENVIRONMENT

The company does not show disbursements for this item due to the fact its main line of business develops on the distribution of goods to the general public (supermarkets). While the production activities are of lower level, Additionally, the company keeps its machinery and equipment under an appropriate and permanent control taking care of the environment and pollution.

27. ACCOUNTS PAYABLE

At September 30, 2004 and 2003, the breakdown of this item mainly comprises of the accounts payable to goods suppliers, in order to supply the supermarkets of the chain. Its detail is the following:
ITEMS	2004 ThCh$	2003 ThCh$
Suppliers of Goods	17,587,418	23,082,202
Suppliers of Frozen	380,032	377,294
Suppliers of Transportation	66,758	51,880
Hipermarc Suppliers	451,874	1,851,116
Total	18,486,082	25,362,492

28. PREPAID EXPENSES

At September 30, 2004 and 2003, the breakdown of this item is the following:
ITEMS	2004 ThCh$	2003 ThCh$
Operating Materials	430,896	562,425
Prepaid Publicity	0	35,143
Prepaid insurance	237,385	114,360
Other prepaid expenses	191,573	163,040
Total	859,854	874,968

29. SHORT AND LONG TERM SUNDRY CREDITORS

At September 30, 2004 and 2003, the amounts invested in the acquisition and start-up of new computational systems and others are shown under this item, according to the following:
ITEMS	Short Term		Long Term
	2004	2003	2004	2003
	ThCh$	ThCh$	ThCh$	ThCh$
Creditors for Leasing	135,555	202,059	1,598,609	1,781,187
Securities Received	45,490	33,039	0	0
Drawn and not collected checks	43,757	169,023	0	0
Computational System Financing	173,239	305,436	0	191,063
Other creditors (Insurance, Freight, Custom Duties)	1,126,550	343,772	228,719	493,641
Total	1,524,591	1,053,329	1,827,328	2,465,891

ESSENTIAL FACTS

  Essential Fact dated January 14, 2004

  Given the strong revaluation of the Chilean peso for a precipitate and not forecast decrease of the value of the dollar, the obligations of Supermercados Unimarc S.A. with the Bank Do Brazil, for approximately ThCh$2,250,000, saw increased their expression in that foreign currency, overcoming the limits established by the Headquarters House of the saying Bank in Brasilia.

  The above-mentioned motivated a series of negotiations between the affected, Bank Do Brazil and Supermercados Unimarc S.A., in order to solve the problem, which remained full satisfaction of the parts on yesterday afternoon.

  The rising in the value of the securities of Supermercados Unimarc S.A. yesterday, that overcame in Stock Exchange to the 30%, we understand that it does not keep no relationship with these facts, but rather with the better administration that comes carrying out the Company with the new administration, or because of the actions of speculators.

  Essential Fact dated January 15, 2004

  The negotiations with the Bank Do Brazil, held in a convenience way for each part, finished in a successfully way on the Thursday afternoon, to whole satisfaction of the parties and without existing any illicit pressure against our society, that would had been unacceptable.

  The negotiations were motivated fundamentally in a difference arised in relation with the minor value of the dollar, that had increase in their expression in foreign currency, the contracted obligations in Chilean peso, what led to overcome the amount preset in Brasilia for the Chilean Branch of saying Brazilian Bank. For this, Supermercados Unimarc S.A. paid the amount of US$2,800,000 in cash and remained slope for March 31, the adds amount of US$1,000,000 in order to pay the exact value, according to the future behavior of the price of the dollar in Chile.

  Regarding the murmurs of press in the sense of having requested said foreign Bank the bankruptcy of our Society in the context of the referred negotiations, we could inform that we does not have no antecedent in this respect, by no means we have been notified of such eventual crime proceed, that does not agree with the Chilean legislation and less with the conduct of a state Bank from Brazil, of the prestige of the Bank Do Brazil.

  Essential Fact dated April 27, 2004

In Shareholders Ordinary Meeting entered into April 26, 2004, it was established that the following persons are the members of the Board of Directors of the Supermercados Unimarc S.A. society:

  Mr. Cristian Rosselot Mora
  Mr. Francisco Javier Errazuriz Ovalle
  Mr. Eduardo Viada Aretxabala
  Mr. Victor Hugo Cantillano Vergara
  Mr. Elias Errazuriz Errazuriz
  Mr. Ramon Mendez Cifuentes
  Mr. Juan Enrique Barriga Ugarte
  Essential Fact dated May 24, 2004

  In Directors Meeting entered into May 19, 2004, was elected as Chairman of the Board Director of the Supermercados Unimarc S.A. society, Mr. Francisco Javier Errazuriz Ovalle.

  Essential Fact dated June 08, 2004

In Directors Meeting entered into June 08, 2004, was accepted the resignation to the position of Director of Mr. Eduardo Viada Aretxabala, immediately afterwards he was designated as Chief Executive Officer. For the effects of the Article 42 of the Regulation of stock company, was designated Mr. Gustavo Andres Martinez Cuevas.

In the referred meeting also was agree to leave vacancy Director's position that Mr. Viada occupied, until the next Ordinary Shareholders Meeting enter into, during that meeting the society's directory should be renewed.

REASONED ANALYSIS

1. Analysis of the General Balance Sheet

1.1 Assets

At September 30, 2004, the consolidated assets of Supermercados Unimarc S.A. amounted to ThCh$174,530,418, that is a decrease of 7.58% compared to September 2003, that it is reflected by sales of Fixed Assets, according to that described in the point 4.1 of these analyses, the Notes Receivables show a decrease that is explains due to a better administration of the collection, the item Inventories decrease as consequence of smaller purchases, applying to it a rationalization of the stock, nevertheless the Debtors for Sales show an increase regarding previous year.

1.2 Liabilities

The total liabilities of Supermercados Unimarc S.A. at September 30, 2004, amounted to ThCh$174,530,418, which represents a decrease of 7.58% if is compared to September of 2003.

This is mainly due to the decrease of 17.12% of the Short and Long Term Obligations with Banks and Financial Institutions, as a consequence of the service of these financial debts during this period. The accounts payable also show a decrease, nevertheless the increase in documents to pay to related companies to comparing them with same period of the year 2003.

1.3 Current Liquidity

The index of liquidity is from 0.58 times to September 30, 2004, and this was maintained relatively constant when it is compared with September of 2003.

1.4 Acid Ratio

This ratio was 0.32 times at September 30, 2004, whereas at September 2003 was 0.31 times. This index variation is explained by the decrease of current liabilities respect to decrease of the current assets.

1.5 Indebtedness Ratio

At September 30, 2004 this ratio is 0.82 times, which is presented with a decrease when comparing it with September 2003, for the decrease of the items obligations with banks and financial institutions of short-term and long-term, and of the accounts payable.

1.6 Short-term and Long-term Debt versus Total Debt

The index of short-term debt versus total debt was 50.0% in 2004 and 49.0% at September, 2003. The increase in this index is explained by the classification change of Obligations with Banks and Financial Institutions from the short-term to the long-term, because the credit with Bank Boston was restructured. Is for this reason the decrease in this period in same proportion of the long-term obligations.

1.7 Coverage of Financial Expenses

The consolidated coverage index at September 30, 2004 is smaller when comparing it with same period of previous year.

2. Income Analysis

During the period at September 30, 2004, the company evidenced a loss of ThCh$4,280,511, that it improve with respect to the result at September of 2003. This is explained by the smaller loss of the Non-operational result of the present exercise, nevertheless the Operational result diminish.

2.1 Trading Income

The trading income for Supermercados Unimarc S.A. and affiliates at September of 2004 was ThCh$87,782,221, that is a decrease if is compared with September of 2003. The above is due to the closing of supermarkets and to the hard competition that there is in the industry of supermarkets, which caused a decrease in the sale in some of our premises.

2.2 Operating cost

To September of the year 2004 the costs ascended ThCh$68,547,496 what represents a decrease of 8.57%, regarding September of 2003. As percentage of the Income from Operation it is increased in 0.57%, when comparing it with same period of the year 2003.

2.3 Trading Margin

The trading margin as of September, 2004, was ThCh$19,234,725 that is a 10.88% smaller if is compared with ThCh$21,582,854 evidenced at September of 2003. As a percentage of income, the margin of operation it happens of a 22.35% since September of 2003 to a 21.91% at September of 2004.

2.4 Administrative and Sales Expenses

At September 2004 the administrative and sales expenses were ThCh$22,759,803 as compared to the ThCh$24,316,006 of September of 2003, that represents an increase of 3.06%, as per cent of operating income.

    Operating Income

The operating income to September of 2004 reached at -ThCh$3,525,078, lower than the result of September 2003, that was
-ThCh$2,733,152, explained by the lower sales.

2.6 Non Operating Income

The result to September of the year 2004 reached to -ThCh$1,901,804 that represents an improvement regarding September of the year 2003 originated partly by the increase in the other income outside of the exploitation, corresponding to a 50% of the recognition of the effects of the contract of October 23, 2002.

2.7 Financial Expenses

The financial expenses of the company show in the present period a light increase if is compared to September of year 2003. In part, this reflects the negotiation of the financial debt.

2.8 EBITDA

This index to September of 2004 is smaller to the registered one to same period of the previous year caused by the smallest depreciation and income tax, in spite of the increase in other non-operating expenses.

2.9 Profit (Loss) before Tax

The result to September of 2004 is a lower loss regarding the result of September of 2003.

3. Cash Flow Statement Analysis

The final cash balance at September 30, 2004 and 2003, was ThCh$1,428,903 and ThCh$561,065, respectively.

	2004 ThCh$	2003 ThCh$
Cash Flow from operating activities	(3,917,571)	(3,012,644)
Cash Flow from financing activities	1,930,152	878,797
Cash Flow for Investment activities	2,420,243	810,909
Effect of inflation on cash and cash equivalents	(19,210)	(2,833)
Opening balance	1,015,289	1,886,836
Final balance of cash and cash equivalent	1,428,903	561,065

The decrease in the operation activities to September of 2004 regarding the previous year is explained by a smaller collection in debtors from sales, nevertheless the payment to suppliers to diminished.

The variation of the financing flow when is compared both exercises is explained by the increase in the loans obtained.

The flow for investment activities show the variation of fixed asset and the decrease in permanent investments.

4. Activity and Analysis of the Differences of Book and Economic Values of the Main Assets.

The company's total consolidated assets comprised 73.19% Fixed Assets, 3.37% Accounts Receivable from Related Companies on a short term basis and 5.95% corresponding to Inventories.

For the assets collected from Related Companies, there is no doubt in the payment of 100% of these debts. The Fixed Assets are presented at their acquisition cost, corrected on a monetary basis, and linear depreciation on the basis of the years of useful life in each group of assets, according to legal dispositions that have instructed by the Servicio de Impuestos Internos (Internal Revenue Service). Concerning the inventories, they are presented at their average weighed cost. The values so determined do not exceed their net realization values.

4.1 Investments and Disposals.

During the period under analysis certain disposals and investments were made in some fixed assets according to the following:

In this period some investments were made in Machinery, Equipment, and facilities for the remodeling of several premises of our supermarket chain.

The main disposals in the period were:

  Sale of real estate called Land Talca in the borough of Talca

  Sale of real estate called Land Cerro Colorado in the borough of Las Condes

  Sale of real 85% estate called Land La Cisterna in the borough of La Cisterna

  Sale of real estate called Vina San Martin in the borough of Vina del Mar.

  Sale of real estate called Manquehue Sur in the borough of Las Condes.

4.2 Inventory Turnover.

At September 30, 2004 the inventory turnover is 6.2 times and 6.5 times as compared to the same period in the previous year.

4.3 Inventory Permanence.

At September 30, 2004 the inventory permanence is 43.4 days and on the same period of the previous year it was 41.5 days.

5. Profitability Analysis

5.1 Profitability of the Equity.

At September 30, 2004 this profitability is -4.3%, identical of the previous year.

5.2 Profitability of the Assets.

In this period the profitability of the assets is -2.5%, whereas for the same period in the previous year it is same of
-2.5%.

5.3 Performance of the Operating Assets

The performance of these assets as of September 30, 2004 is -21.7%, which represents a decrease if compared to September 30, of the previous year, which was -15.2%. This is due to the decrease in the operating income of this period, notwithstanding the decrease in the average assets.

The asset accounts considered in this analysis are: Debtors from sales, Receivables, Sundry debtors, Inventories, Recoverable Taxes and Prepaid Expenses.

5.4 Profit per share

The profit per share as of September 30, 2004 was -$3.39 per share, where for identical period in year 2003 it was -$3.70 per share.

5.5 Return on Dividends

In the period ending September 30, 2004 no dividends were distributed. The unit share value as of September 30, 2004 and 2003 is $22.75 and $8.00 respectively.

  Markets in which it participates and the competition that it faces and relative participation.

  The Chilean Industry of supermarkets is characterized for having a great number of actors who participate in them, unlike other sectors of the national market: 30 actors throughout Chile share 43.7% of the business. The rest is in hands D&S and Jumbo.

  The chain of supermarkets D&S reaches 33.9% of the sales, with its 72 premises, whereas Cencosud reach 22.4% of the sales in the year 2004. The third participant is San Francisco with 3.1% participation, whereas Supermercados Unimarc occupy the fourth place with 3.0% of the sales and 41 premises in all the country.

  During the last period, the war of prices and promotions in this industry has caused that some small supermarkets have not been able to survive, being seen in the obligation of close or to lease some from their premises to the leaders of the industry, given their low sale volumes, in this way for example, the chain of supermarkets "Azul" of the First Region, closed the last year seven of their eight premises, the chain of supermarkets "Acuarela" that had six premises in different cities of the IX region carried out the same, similar situation lived the chain of supermarkets "Egas", which first sold three premises, and then left to the bankruptcy with the other five premises in Santiago and the V Region.

  Very on the contrary, Supermercados Unimarc, following a plan of growth is opening new premises. During the year 2004, was opened the premises Curacavi, Guanaco, Las Parcelas and Zapadores, and have in portfolio several new projects.

  To the date, Supermarkets Unimarc has 27 local in the Metropolitan Region and it participates with 4.5% of the sales (August of 2004), while D&S participates with 43.4% of the sales of the region and Cencosud makes it with 25.3% of the market.

  To gain new clients and to fidelity the current ones, is maintained the implementation in the whole chain of the promotion of "Unicheques", which consists on the delivery of discountable ticket in merchandises of fresh products, fruits and vegetables, bakery and pastry shop, and meats by the amounts of Ch$3,000, Ch$4,000 and Ch$6,000, according to purchase amounts, that without a doubt will attract new clients to the company. With the same objective of the promotions and discounts have stayed with the pamphlet that are distributed weekly.

  Market Risk Analysis.

The monthly growth of the economic activity, measured by the index IMACEC, reached 7.4% for the month of August, according to the calculations of the experts, after being known the positive sector data for the month of September, considered that the third quarterly will finish around of a 6.0%, for this period this calculate didn't registered through five years.

The IPC for the month of September reached 0.1%, and accumulates in these nine months of the year 2004 an increase of 2.2%, and regarding September of 2003 an increase of 1.9%. In this month the relative increment of prices is in registers for the group of Clothes (0.5%), associated to light increases observed in the groups of Feeds (0.1%) and Houses (0.1%), and to a significant decrease of prices of Equipment of the Houses (-0.4%). on the other hand the groups Transport, Health, Education and Recreation didn't show variation of prices in this month.

The dollar observed average of the month of September was of Ch$616.55 for dollar, approximately twenty Ch$ less than that of the previous month, what allows to increase the import of products, to offer to the consumer a more attractive price.

By second quarterly consecutive the number of employment's increased, being reverted the decrease observed in the October-December quarterly of 2003. The rate of national unemployment was of 9.7%, two tenth less than the previous trimester and it overcomes behind in three tenth to that of last year. Basically the drop was due to an increase of 2% of the occupation, that in turn could be the consequence of the prospective economic turnaround that will benefit to the industry of supermarket.

7.1. Risk of Interest Rate and Variation in the Exchange Rate.

From this perspective the company maintains debts at an average rate of 4.87%, which is comprised of 17.62% in domestic currency and 82.38% in foreign currency, mainly U.S. dollars.

Supermercados Unimarc S.A. does not have financial derivative contracts enabling to reduce the exchange rate risk or the fluctuation in the interest rates.

From the point of view of results we may state the Supermercados Unimarc S.A. operating income in foreign currency represents 1.33% of the total Operating Income, which is comprised 74.45% by Argentinean pesos, from the operating income of our Argentinean affiliate Supermercados Hipermarc S.A. and 25.55% corresponding to U.S. dollars from exports of our Chilean affiliate Interagro Comercio y Ganado S.A.

The Operating Costs in foreign currency represent 0.03% of the total Operating Costs of Supermercados Unimarc S.A. and correspond 100% to Argentinean pesos, as the costs of our affiliate Interagro Comercio y Ganado S.A. are denominated to Chilean pesos.

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At September 30, 2004
ASSETS	30-Sep-04	31-Jun-04	31-Dec-03	30-Sep-03

Available	1,428,903	1,266,360	712,505	316,862
Term Deposits	0	0	302,986	244,203
Net Negotiable Securities	0	0	0	0
Trade Debtors (Net)	1,383,256	1,346,786	1,458,239	1,245,291
Notes Receivable (Net)	1,659,451	1,657,350	2,180,471	2,647,889
Sundry Debtors (Net)	885,152	80,668	74,139	224,742
Related Co. Bills receivables and Debtors	5,883,774	6,911,916	7,793,843	7,216,266
Inventories (Net)	10,386,617	10,664,632	11,806,691	11,604,621
Recoverable Taxes	233,574	337,283	815,026	386,425
Prepaid Expenses	859,854	766,273	793,418	874,968
Deferred Taxes	0	0	0	0
Other Current Assets	123,109	414,187	107,568	82,330
Total Current Assets	22,843,690	23,445,455	26,044,886	24,843,597

Land	39,233,509	39,492,833	39,925,454	40,690,217
Construction and Infrastructure Works	54,837,072	56,997,839	57,767,742	62,442,373
Machinery and Equipment	23,368,312	23,363,797	23,014,061	22,544,294
Other Fixed Assets	35,936,403	36,454,054	35,983,757	37,320,658

Depreciation (Less)	-25,637,515	-25,656,396	-23,173,040	-22,549,491
Total Fixed Assets	127,737,781	130,652,127	133,517,974	140,448,051

Investment in Related Companies	749	1,197	1,204	0
Investments in other companies	0	0	0	0
Lower Value of Investments	14,459,144	14,765,404	15,417,953	15,722,344
Higher Value of Investments (less)	-35,577	-36,630	-38,834	-39,881
Long - Term Debtors	521,657	530,673	536,777	584,651
Related Comp. Bills Receivable and Debtors	0	0	0	0
Deferred Taxes	7,600,037	7,392,662	6,689,942	5,468,294
Intangibles	10,582	10,965	10,629	11,281
Amortization (Less)	0	0	0	0
Other	1,392,355	1,562,155	1,576,689	1,803,493
Total Other Assets	23,948,947	24,226,426	24,194,360	23,550,182

Total Assets	174,530,418	178,324,008	183,757,220	188,841,830

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At September 30, 2004
LIABILITIES	30-Sep-04	30-Jun-04	31-Dec-03	30-Sep-03
Short -Term Obligation Banks & Financial Inst.	5,219,914	4,428,981	6,107,194	6,388,776
Obligation with Banks & Financial Inst. L/T Portion	3,842,441	3,693,168	3,425,455	3,390,399
Obligations with the Public	0	0	0	0
Obligations with the Public (bonds)	0	0	0	0
Within 1 year Long-term Obligations	0	0	0	0
Payable Dividends	0	0	0	0
Accounts payable	18,486,082	23,066,327	23,534,435	25,362,492
Notes Payable	158,512	152,953	163,002	178,422
Sundry Creditors	1,524,591	865,925	1,833,027	1,053,329
Related Co. Notes and Accounts Payable	7,944,670	6,482,130	6,417,020	3,708,190
Provisions	827,281	577,439	490,626	632,601
Withholdings	643,790	480,921	513,258	372,813
Income Tax	0	0	156,744	69,594
Income Received in Advance	732,639	771,196	726,099	805,855
Deferred Taxes	43,828	106,559	148,505	225,557
Other Current Liabilities	0	0	0	1,616
Total Current Liabilities	39,423,748	40,625,599	43,515,365	42,189,644
Obligations with Banks & Financial Inst.	15,677,256	16,671,871	17,600,565	20,070,380
Obligations with the Public (bonds)	0	0	0	0
Notes Payable	992,352	1,113,620	0	0
Sundry Creditors	1,827,328	1,847,000	2,116,078	2,465,891
Related Co. Notes and Account Payable.	18,148,754	18,187,147	17,428,162	17,496,830
Provisions	0	0	0	0
Other Long -Term Current Liabilities	2,740,050	3,084,782	3,267,442	3,827,808
Total Long -Term Liabilities	39,385,740	40,904,420	40,412,247	43,860,909
Minority Interest	16,774	18,954	22,088	21,941
Paid-in Capital	56,432,718	56,997,045	57,504,940	56,767,962
Capital Revaluation Reserves	1,072,222	455,977	0	681,216
Share premium	29,413,058	29,386,502	29,413,058	29,384,537
Other Reserves	-4,176,308	-2,580,416	-4,353,455	-943,147
Develop Period Accumulated Deficit (less)	0	0	0	0
Retained Earnings	12,962,466	12,515,927	17,242,977	16,878,768
Future Dividends Reserves	0	0	0	0
Accumulated Profits	17,242,977	17,227,409	21,573,072	21,552,153
Accumulated Losses (less)	0	0	0	0
Profit Loss of the Period	-4,280,511	-4,711,482	-4,330,095	-4,673,385
Interim Dividends (less)	0	0	0	0
Total Equity	95,704,156	96,775,035	99,807,520	102,769,336
Total Liabilities	174,530,418	178,324,008	183,757,220	188,841,830

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At September 30, 2004
INCOME STATEMENT	30-Sep-04	30-Jun-04	31-Dec-03	30-Sep-03

Trading Income	87,782,221	59,257,282	129,967,301	96,557,219
Operating costs	-68,547,496	-45,909,886	-102,341,526	-74,974,,365
Trading Margin	19,234,725	13,347,396	27,625,775	21,582,854
Adm. and Sales Expenses	-22,759,803	-15,642,153	-32,278,782	-24,316,006
Operating Results	-3,525,078	-2,294,757	-4,653,007	-2,733,152
Financial Income	206,935	100,603	71,050	63,947
Related Co. Invest. Profits	0	0	0	0
Other non-operating income	2,887,026	600,019	1,370,011	1,049,732
Related Comp. Invest. Losses	-453	-5	-1,913	-1,562
Lower Value Invest. Amortization	-958,809	-638,629	-2,113,566	-1,790,573
Financial Expenses	-2,499,119	-1,588,848	-3,238,363	-2,408,043
Other non-operating expenses	-1,141,186	-1,138,504	-284,925	-230,192
Price-level restatement	-171,382	-187,169	141,871	153,109
Exchange rate differences	-224,816	-378,430	2,134,838	205,986
Non-Trading Income	-1,901,804	-3,230,963	-1,920,997	-2,957,596
Profit Before Tax	-5,426,882	-5,525,720	-6,574,004	-5,690,748
Income Tax	1,137,723	808,159	1,408,740	184,094
Consolidated (Loss) Profit	-4,289,159	-4,717,561	-5,165,264	-5,500,162
Minority Interest	5,391	3,911	4,871	6,492
Net (Loss) Profit	-4,283,768	-4,713,650	-5,160,393	-5,500,162
Higher Value Invest. Amortization	3,257	2,168	830,298	826,777
Profits (Loss) of the Period	-4,280,511	-4,711,482	-4,330,095	-4,673,385

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At September 30, 2004
FINANCIAL RATIOS	30-Sep-04	30-Jun-04	31-Dec-03	30-Sep-03
Number of Shares	1,261,849,619	1,261,849,619	1,261,849,619	1,261,849,619
Per Share Profit ($)	-3.39	-3.73	-3.43	-3.70
Book Value ($)	75.84	76.69	79.10	81.44